Exhibit 99.1

TransCanada
In business to deliver
OPPORTUNITY
TransCanada has expanded its portfolio of commercially secured projects to $38 billion. They are all supported by strong market fundamentals and underpinned by long-term contracts.
NATURAL GAS
ENERGY
OIL
COMMUNITY
RESULTS
Completion of these initiatives will transform our company. Our footprint, our diversity and our revenues will grow.
PEOPLE
FINANCIAL STRENGTH

MANAGEMENT INFORMATION CIRCULAR DATED FEBRUARY 19, 2014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 2, 2014 MANAGEMENT INFORMATION CIRCULAR DATED FEBRUARY 19, 2014 ENERGY NATURAL GAS FINANCIAL STRENGTH PEOPLE OIL OPPORTUNITY TransCanada has expanded its portfolio of commercially secured projects to $38 billion. They are all supported by strong market fundamentals and underpinned by long-term contracts. RESULTS Completion of these initiatives will transform our company. Our footprint, our diversity and our revenues will grow. COMMUNITY

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities.

TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Contents

LETTER TO SHAREHOLDERS	1
NOTICE OF 2014 ANNUAL MEETING	2
MANAGEMENT INFORMATION CIRCULAR	3
Summary	4
About the shareholder meeting	6
- Delivery of meeting materials	6
- Voting	6
- Business of the meeting	9
Governance	24
- About our governance practices	24
Compensation	47
- Compensation governance	47
- Director compensation discussion and analysis	54
- Director compensation – 2013 details	58
- Human Resources committee letter to shareholders	63
- Executive compensation discussion and analysis	66
- Executive compensation – 2013 details	94
Other information	108
Appendices	109

Letter to shareholders

February 19, 2014

Dear Shareholder:

TransCanada Corporation is pleased to invite you to the annual meeting of common shareholders on May 2, 2014. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Palomino Rooms A-E at the BMO Centre, on the corner of 13th Avenue and 3rd Street S.E., Calgary, Alberta.

Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2013 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).

The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2013 Annual report and on our website.

We would like to extend our sincere thanks to Mr. Tom Stephens, who is retiring from the Board on May 2, 2014, for his many years of dedicated service to TransCanada and our shareholders. Mr. Stephens has served on the Board for seven years, and has made significant contributions to the Board and its committees. Mr. Stephens served as chair of the Human Resources committee for six years, where his leadership, expertise and involvement in the committee was invaluable in developing strong human resources policies and plans, succession planning, and overseeing the compensation programs.

After an extensive search, the Board is nominating Mr. Siim A. Vanaselja to be appointed to the Board. Mr. Vanaselja brings considerable experience in accounting and finance, governance, management and risk management.

Thank you for your continued confidence in TransCanada. We look forward to seeing you at the meeting on May 2nd.

Sincerely,

S. Barry Jackson	Russell K. Girling
Chair of the Board of Directors	President and Chief Executive Officer

2014 Management information circular -- 1

Notice of 2014 annual meeting

You are invited to our 2014 annual meeting of common shareholders:

WHEN
Friday, May 2, 2014

10:00 a.m. Mountain Daylight Time (MDT)

 WHERE
BMO Centre
Palomino Rooms A-E
13th Avenue and 3rd Street S.E.
Calgary, Alberta

 YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on March 4, 2014, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

By order of the Board of Directors,

Five items of business
1.  Receive our audited consolidated financial statements for the year ended December 31, 2013, and the auditors' report.
2.  Elect the directors.
3.  Appoint the auditors and authorize the directors to set their compensation.
4.  Participate in the advisory vote on our approach to executive compensation ('say on pay').
5.  Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 19, 2014

2 -- TransCanada Corporation

Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares on March 4, 2014. You have the right to attend our 2014 annual meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).

Management is soliciting your proxy for the meeting, and we pay all costs for soliciting proxies. We will start mailing the proxy materials on March 19, 2014, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.

The Board of Directors (Board) has approved the contents of this circular, and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.

Unless stated otherwise, information in this document is as of February 19, 2014, and all dollar amounts are in Canadian dollars.

In this document,
•  you, your and shareholder mean a holder of common shares of TransCanada Corporation
•  we, us, our and TransCanada mean TransCanada Corporation, and
•  TransCanada shares and shares mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 1st Street S.W., Calgary, Alberta T2P 5H1

By order of the Board of Directors,

Christine R. Johnston
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 19, 2014

About shareholder mailings

In March 2013, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our 2013 Annual report when it became available.

If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after March 4, 2014, you may also not receive a copy.
Our 2013 Annual report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent:

 Computershare Trust Company of Canada

 Tel:   1.800.340.5024 (toll-free within North America)
       1.514.982.7959 (outside North America)

Email: transcanada@computershare.com

2014 Management information circular -- 3

Summary

The following pages are key points of information you will find in this circular. You should read the entire circular before voting.

Voting
You will be asked to vote on three items at the meeting:

Item	Board recommendation	More information (pages)

Elect 11 directors	For	11 - 22

Appoint KPMG LLP, Chartered Accountants as auditors	For	9 - 10

Advisory vote on executive compensation (say on pay)	For	63 - 107

Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes at 2013 AGM	2013 Committees	2013 Overall attendance	Number of other public boards

Kevin E. Benson	Corporate Director	66	Yes	2005	99.63%	Audit (Chair) Governance	100%	0

Derek H. Burney	Senior Advisor, Norton Rose Fulbright	74	Yes	2005	95.72%	Audit Governance (Chair)	100%	0

Paule Gauthier	Senior Partner, Stein Monast L.L.P.	70	Yes	2002	95.70%	Health, Safety and Environment Human Resources	100%	2

Russell K. Girling	President and CEO, TransCanada Corporation	51	No	2010	99.62%	–	100%	1

S. Barry Jackson	Corporate Director	61	Yes	2002	99.20%	Chair Governance Human Resources	100%	1

Paula Rosput Reynolds	President and CEO, PreferWest, LLC	57	Yes	2011	98.98%	Health, Safety and Environment Human Resources	100%	3

John Richels	President and CEO, Devon Energy Corporation	62	Yes	2013	–	Governance Human Resources	88%	2

Mary Pat Salomone	Corporate Director	53	Yes	2013	99.55%	Audit Health, Safety and Environment	100%	0

D. Michael G. Stewart	Corporate Director	62	Yes	2006	99.75%	Audit Health, Safety and Environment (Chair)	100%	2

Siim A. Vanaselja	Executive Vice-President and Chief Financial Officer, BCE Inc.	57	Yes	–	–	–	–	1

Richard E. Waugh	Corporate Director	66	Yes	2012	99.53%	Audit Governance	100%	0

4 -- TransCanada Corporation

 Compensation
TransCanada's compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.

In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our comparator group. Actual performance that exceeds expectations results in compensation above market median levels.

Our compensation programs are intended to align the executives' interests with those of our shareholders and customers. The committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long term.

Our best practices include:
•  benchmarking director and executive compensation against approved comparator groups to assess competitiveness and fairness

•  limits on variable compensation payments

•  share ownership requirements for our directors and executives

•  anti-hedging policy for employees and insiders

•  annual say on pay vote, exceeding 90% approval for the last three years

Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Our governance highlights are noted below.

Size of Board	11

Percentage of independent directors	91%

Percentage of women on Board	27%

Number of board interlocks	0

Corporate governance guideline on Board diversity	Yes

Average director age	62

All Board committees independent	Yes

Annual director elections	Yes

Individual director elections	Yes

Majority voting policy	Yes

Separate chair and CEO	Yes

Director retirement age	70

Director share ownership guidelines	4x cash + equity retainer

Executive share ownership guidelines	4x (CEO), 2x (other named executives)

In-camera sessions at every Board and committee meeting	Yes

Annual say on pay	Yes

Code of business ethics	Yes

Board, committee and director evaluations annually	Yes

Board orientation and education program	Yes

Note

•
The Board may waive the director retirement policy in special circumstances.

2014 Management information circular -- 5

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TransCanada shares at the annual meeting. The meeting will cover five items of business, which are discussed in more detail starting on page 9.

This next section discusses delivery of the meeting materials and the voting process.

Delivery of meeting materials
We are using notice and access to deliver the circular to both our registered and beneficial shareholders.

This means that TransCanada will post the circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares.

Notice and access is an environmentally friendly and cost effective way to distribute the circular because it reduces printing, paper and postage.

The following beneficial shareholders will receive a paper copy of the circular

•  those who have already provided instructions that they prefer a paper copy

•  employees of our U.S. affiliate who own TransCanada shares through our U.S. affiliate's 401(k) retirement plans, and

• those whose brokers receive materials through Computershare.	Voting

 WHO CAN VOTE
Shareholders of record on March 4, 2014 are entitled to receive notice of our 2014 annual meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.

As of February 19, 2014, we had 707,482,942 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections, we need a simple majority of votes (50% plus one vote) for an item to be approved by shareholders.

We also had 22 million first preferred shares (series 1), 14 million first preferred shares (series 3) and 14 million first preferred shares (series 5), 24 million first preferred shares (series 7) and 18 million first preferred shares (series 9) outstanding as of this date. The holders of these shares do not have voting rights at the meeting.

 Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

This circular is available on SEDAR (www.sedar.com) and on our website (www.transcanada.com/notice-and-access).

How to request a paper copy of the circular

Starting March 19, 2014, both registered and beneficial shareholders can request a paper copy of the circular for up to one year. The circular will be sent to you at no charge.

If you would like to receive a paper copy of the circular, please follow the instructions provided in the Notice.

Requests by both registered and beneficial shareholders must be made by 5:00 p.m. Eastern Daylight Time, Wednesday, April 16, 2014 in order for you to receive a paper copy of the circular before the annual meeting on May 2, 2014.

If you request a paper circular you will not receive a new
form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders), so you should keep the original form sent to you in order to vote.

If you have questions about notice and access, you can call our Investor Relations line at 403.920.7911 or 1.800.361.6522.

We will prepare a list of the registered shareholders as of March 4, 2014, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.

You can also check the list when you arrive at the meeting.

 Non-registered (beneficial) shareholders

You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.

 Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding shares.

6 -- TransCanada Corporation

HOW TO VOTE
You have two ways to vote:
•  by proxy, or
•  by attending the meeting and voting in person.

 Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).

 You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the proxy form. You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.

 If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, S. Barry Jackson, Chair of the Board, Russell K. Girling, President and Chief Executive Officer or Christine R. Johnston, Vice-President and Corporate Secretary (TransCanada proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

If you appoint the TransCanada proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:
•  for the nominated directors listed on the proxy form and in this circular
•  for the appointment of KPMG LLP, Chartered Accountants as TransCanada's auditors and authorizing the directors to set their compensation, and
•  for our approach to executive compensation, as described in this circular.

If you appoint someone else as your proxyholder but do not specify how you want to vote your shares, the person can vote as they see fit.

If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit.

Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form and a prepaid envelope.

You may request a paper copy of the circular by following the instructions in the Notice that was mailed to you.

 Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for the items of business.

You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.

Take some time to read about the items of business (see page 9). Then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. Eastern Daylight Time (EDT) on Wednesday, April 30, 2014.

If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 30, 2014. See the instructions on your proxy form.

 Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.

You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described on the next page.

Unable to attend the meeting?
We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

2014 Management information circular -- 7

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form.

Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Either Broadridge or your broker will send the Notice to you at our expense, and your package includes a voting instruction form and prepaid envelope.

You may request a paper copy of the circular by following the instructions in the Notice that was mailed to you.

The voting instruction form will name the same TransCanada representatives listed on page 7 to act as TransCanada proxyholders.

 Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described on the next page.

Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.
CHANGING YOUR VOTE

If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:

Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

Fax: 403.920.2467

We must receive the notice by 12:00 p.m. EDT on Wednesday, April 30, 2014, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the Chair of the meeting in person at the meeting.

If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 30, 2014, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.

 HOW THE VOTES ARE COUNTED

As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:
•  it is required by law
•  there is a proxy contest, or
• there are written comments on the proxy form.

8 -- TransCanada Corporation

Business of the meeting

Our annual meeting will cover five items of business:

FINANCIAL STATEMENTS – see our 2013 Annual report (available at www.transcanada.com). You will receive our consolidated financial statements for the year ended December 31, 2013, and the auditors' report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2013 Annual report. We mail you the Annual report unless you declined in writing, or failed to respond that you wanted to receive a copy when we asked you in March 2013. Our Annual report is also available in English and French on our website (www.transcanada.com), or you can request a copy from our Corporate Secretary.

 DIRECTORS – see page 11
You will vote on electing 11 directors to the Board. The director profiles starting on page 11 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. Except for Siim A. Vanaselja, all of the nominated directors currently serve on our Board, and we have included their 2013 attendance, the value of TransCanada shares or deferred share units (DSUs) they currently hold (their at-risk investment) and their election results from the 2013 annual meeting. You can find more information about their at-risk investment on pages 60 and 61.

All directors are elected for a one-year term.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 20% of the issued and outstanding TransCanada shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

1.	Kevin E. Benson	5.	S. Barry Jackson	9.	D. Michael G. Stewart
2.	Derek H. Burney	6.	Paula Rosput Reynolds	10.	Siim A. Vanaselja
3.	Paule Gauthier	7.	John Richels	11.	Richard E. Waugh
4.	Russell K. Girling	8.	Mary Pat Salomone

The Board recommends you vote for the nominated directors:

RESOLVE to elect the directors listed in TransCanada's Management information circular dated February 19, 2014 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG) be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.

KPMG has been our external auditors since 1956, and have confirmed they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

2014 Management information circular -- 9

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2013	2012

Audit fees	$6.4	$5.7
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents

Audit-related fees	0.2	0.1
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans

Tax fees	0.7	0.5
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings

All other fees	–	0.6
• review of information system design procedures
• services related to vendor analytics and environmental compliance credits

Total fees	$7.3	$6.9

You will also vote on authorizing the directors to set the auditors' compensation.

The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders:

RESOLVE to appoint KPMG LLP, Chartered Accountants, as auditors of TransCanada until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.

While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 90.25% of shares voted in 2011, 96.63% in 2012 and 92.67% in 2013. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.

The Board recommends you vote for our approach to executive compensation:

RESOLVE on an advisory basis without diminishing the role and responsibilities of TransCanada's Board of Directors that the shareholders accept the approach to executive compensation disclosed in TransCanada's Management information circular dated February 19, 2014.

OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.

10 -- TransCanada Corporation

THE NOMINATED DIRECTORS
Our articles state that the Board must have a minimum of 10 and a maximum of 20 directors. The Board has determined that 11 directors will be elected this year.

The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

One of the nominated directors is being nominated to the Board for the first time. Mr. Siim A. Vanaselja brings extensive experience in accounting and finance, governance, management and risk management. As Executive Vice-President and Chief Financial Officer of BCE Inc., he has experience operating in the regulated telecommunications industry, which is comparable to TransCanada's regulated pipeline business and we expect Mr. Vanaselja will provide a valuable and informed perspective to the regulatory aspect of our business. Mr. Vanaselja is an excellent nominee and his experience and skills will be a useful addition to the Board.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.

If elected, they will also serve on the Board of TCPL, our main operating subsidiary.

Ten of the 11 nominated directors (91%) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).

The profiles on the following pages show each director's holdings in TransCanada shares or DSUs at February 11, 2013, and as of the date of this circular. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents, except for Ms. Reynolds, Mr. Richels, and Ms. Salomone who are U.S. residents.

The Governance committee has asked Mr. Burney and Mme. Gauthier to continue serving on the Board until the annual general meeting in 2015. The Board and the Governance committee determined that the retirement age policy should be waived for these two directors, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board, particularly with respect to the Energy East Pipeline.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.

As of February 19, 2014, all of our directors who have served for at least five years meet the requirements. Ms. Reynolds who joined the Board on November 30, 2011, Ms. Salomone who joined the Board on February 12, 2013, and Mr. Richels who joined the Board on June 19, 2013, have five years from their respective appointment dates to meet the requirements (see page 28 for more information).

Mr. Girling meets the share ownership requirements for the CEO (see page 74 for details).

The at-risk investment reflects the total market value of the director's TransCanada shares and DSUs based on the closing share price on the TSX of $49.90 on February 19, 2014. See At-risk investment on pages 60 and 61 for more information.

2014 Management information circular -- 11

Kevin E. Benson
AGE 66, CALGARY, AB, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Accounting & finance	• Government/regulatory	• Transportation
	• Economics	• Management/leadership
	• Governance	• Operations

At-risk investment	$3,306,025

Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was also a director of the Calgary Airport Authority from January 2010 to December 2013.

Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Audit committee (Chair)	5/5	(100%)
Governance committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	348,220,437	(99.63%)	1,306,858 (0.37%)
2012	342,779,165	(99.48%)	1,779,655 (0.52%)
2011	326,191,486	(99.42%)	1,905,640 (0.58%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	13,000	13,000	yes
DSUs	53,253	46,694

12 -- TransCanada Corporation

Derek H. Burney, O.C.
AGE 74, OTTAWA, ON, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Civil aviation & defence	• Government/regulatory	• Telecommunications
	• Energy/utilities	• International markets
	• Governance	• Management/leadership

At-risk investment	$2,570,748

Mr. Burney is a senior advisor at Norton Rose Fulbright (law firm). He is the Chairman of Gardaworld's (risk management and security services) International Advisory Board which position he has held since April 2008. He also became a member of the Paradigm Capital Inc. (investment dealer) Advisory Board in May 2011 and a member of the Ottawa Hospital Board of Governors in November 2011. Mr. Burney was chair of Canwest Global Communications Corp. (media and communications) from August 2006 to October 2010 and served as President and Chief Executive Officer of CAE Inc. from October 1999 to August 2004. Prior to that, he was Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 to 1999. He also served as lead director at Shell Canada Limited from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award and, in 1993, he was named an Officer of the Order of Canada.

Mr. Burney is Chancellor of Lakehead University. He was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University, Carleton University and University of Windsor. He also holds an Honours Bachelor of Arts and Master of Arts from Queen's University.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Governance committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	334,578,037	(95.72%)	14,950,924 (4.28%)
2012	342,768,443	(99.48%)	1,791,117 (0.52%)
2011	327,138,624	(99.71%)	962,389 (0.29%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	7,040	5,790	yes
DSUs	44,478	38,109

Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies' Creditors Arrangement Act (CCAA) and obtained an Order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

2014 Management information circular -- 13

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
AGE 70, QUÉBEC, QC, CANADA – DIRECTOR SINCE 2002

Independent

Skills and experience	• Governance
• Government/regulatory
• Law

At-risk investment	$2,791,705

Mme. Gauthier is a Senior Partner at Stein Monast L.L.P. (law firm). She has worked in the legal profession since 1967. In addition to public board directorships, Mme. Gauthier is also a director of the Fondation du Musée national des beaux-arts du Québec. She is a former Chair of the Security Intelligence Review committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University. Mme. Gauthier was named an Officer of the Order of Canada in 1991.

Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Health, Safety and Environment committee	3/3	(100%)
Human Resources committee	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	334,512,519	(95.70%)	15,020,572 (4.30%)
2012	343,195,949	(99.60%)	1,363,611 (0.40%)
2011	300,808,060	(91.68%)	27,288,973 (8.32%)

Other public company boards	Stock exchange		Board committees

Metro Inc. (food retail)	TSX, NYSE		Corporate Governance and Nominating Human Resources

Royal Bank of Canada (chartered bank)	TSX, NYSE		Corporate Governance and Public Policy Human Resources

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	1,958	1,924	yes
DSUs	53,988	49,267

14 -- TransCanada Corporation

Russell K. Girling
AGE 51, CALGARY, AB, CANADA – CHIEF EXECUTIVE OFFICER – DIRECTOR SINCE 2010

Not Independent (President and Chief Executive Officer of TransCanada)

At-risk investment	$6,684,953

Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum. Mr. Girling was the 2012 City of Calgary and area Co-Chair of the United Way campaign. Mr. Girling is a member of Canadian Council of Chief Executives, U.S. National Petroleum Council and U.S. Business Roundtable.

Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	348,188,273	(99.62%)	1,345,021 (0.38%)
2012	343,211,489	(99.61%)	1,348,071 (0.39%)
2011	327,207,387	(99.73%)	893,574 (0.27%)

Other public company boards	Stock exchange		Board committees

Agrium Inc. (agricultural)	TSX, NYSE		Audit Human Resources

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	133,967	95,685	yes (for CEO)
DSUs	–	–

As President and CEO of TransCanada, Mr. Girling is not a member of any of our Board committees, but is invited to attend committee meetings as required.

2014 Management information circular -- 15

S. Barry Jackson
AGE 61, CALGARY, AB, CANADA – BOARD CHAIR – DIRECTOR SINCE 2002

Independent

Skills and experience	• Energy/utilities	• Health, safety & environment	• Operations
	• Engineering	• Management/leadership
	• Governance	• Oil & gas/utilities

At-risk investment	$7,136,049

Mr. Jackson is a corporate director. He is currently the Chair of the Board of TransCanada Corporation. Mr. Jackson is a director of WestJet Airlines Ltd. and Laricina Energy Ltd. (oil and gas, exploration and production). He was a director of Nexen Inc. (oil and gas, exploration and production) from 2001 to June 2013, serving as Chair from 2012, a director of Cordero Energy from 2005 to 2008, the Chair of Resolute Energy Inc. from 2002 to 2005, and the Chair of Deer Creek Energy Limited from 2001 to 2005. He was also a director of ENMAX Corporation from 1999 to 2002, Westcoast Energy Inc. from 2001 to 2002, and Gulf Canada Resources Ltd. from 2000 to 2001. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974. He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

TransCanada Board/committees	2013 meeting attendance

Board of Directors (Chair)	9/9	(100%)
Governance committee	3/3	(100%)
Human Resources committee	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	346,723,013	(99.20%)	2,805,949 (0.80%)
2012	339,094,458	(98.41%)	5,465,102 (1.59%)
2011	300,798,089	(91.68%)	27,303,080 (8.32%)

Other public company boards	Stock exchange		Board committees

WestJet Airlines Ltd. (airline)	TSX		People and Compensation Safety, Health and Environment (Chair)

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	39,000	39,000	yes
DSUs	104,007	90,148

16 -- TransCanada Corporation

Paula Rosput Reynolds
AGE 57, SEATTLE, WA, U.S.A. – DIRECTOR SINCE 2011

Independent

Skills and experience	• Economics	• Management/leadership
	• Energy/utilities	• Oil & gas/utilities
	• Insurance	• Risk management

At-risk investment	$488,521

Ms. Reynolds has been the President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. She serves as a director of Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc. Ms. Reynolds served as Vice-Chair and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation until its acquisition by Liberty Mutual Group in September 2008. She was also Chair, President and Chief Executive Officer of AGL Resources Inc. from August 2000 to January 2006.

Ms. Reynolds has held the roles of Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company (energy infrastructure), a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America (energy infrastructure), a subsidiary of Duke Energy Corporation, and President of PanEnergy Power Services Inc. (energy infrastructure). Prior to that she was Senior Vice-President of Pacific Gas Transmission Company (natural gas pipeline), a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada.

Ms. Reynolds currently serves as the board Chair for the Fred Hutchinson Cancer Research Center and KCTS-9 public television in Seattle. She has a Bachelor of Arts in Economics, with honours, from Wellesley College.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Health, Safety & Environment committee	3/3	(100%)
Human Resources committee	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	345,954,918	(98.98%)	3,578,172 (1.02%)
2012	341,785,815	(99.19%)	2,773,745 (0.81%)
2011	–		–

Other public company boards	Stock exchange		Board committees

Anadarko Petroleum Corporation	NYSE		Audit
(oil and gas, exploration and production)			Nominating and Corporate Governance

Delta Air Lines, Inc. (airline)	NYSE		Audit Corporate Governance

BAE Systems plc (aerospace, defence, information security)	London Stock Exchange (LSE)		Audit
	American Depositary Receipt (ADR), (NYSE)

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	2,500	2,500	has until November 30, 2016
DSUs	7,290	3,653	to meet the requirements

2014 Management information circular -- 17

John Richels
AGE 62, NICHOLS HILLS, OK, U.S.A. – DIRECTOR SINCE 2013

Independent

Skills and experience	• Accounting & finance	• Law	• Risk management
	• Energy/utilities	• Management/leadership
	• Governance	• Oil & gas/utilities

At-risk investment	$130,988

Mr. Richels has been the President and Chief Executive Officer of Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) since 2010, having previously served as President of Devon since 2004. Prior to that, he served as a Senior Vice President of Devon and President and Chief Executive Officer of Devon's Canadian subsidiary, Devon Canada Corporation from 1999 through 2004. In 1998, Devon acquired Northstar Energy Corporation (Northstar), where Mr. Richels held the position of Chief Financial Officer. Before joining Northstar, Mr. Richels was the Managing and Chief Operating Partner of Bennett Jones LLP.

Since 2013 Mr. Richels has served on the board of directors of BOK Financial Corp. and, since 2007 he has served on the board of directors of Devon. From 1993 to 1996 he served on the board of directors of Northstar. Mr. Richels is Chairman of the American Exploration and Production Council and previously served as Vice-Chairman of the board of governors of the Canadian Association of Petroleum Producers.

Mr. Richels holds a bachelor's degree in economics from York University and a law degree from the University of Windsor.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	6/6	(100%)
Governance committee	1/1	(100%)
Human Resources committee	1/2	(50%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	–		–
2012	–		–
2011	–		–

Other public company boards	Stock exchange		Board committees

BOK Financial Corp. (financial services)	NYSE		Audit

Devon Energy Corporation (oil and gas, exploration and production, energy infrastructure)	NYSE		–

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	–	–	has until June 19, 2018
DSUs	2,625	–	to meet the requirements

18 -- TransCanada Corporation

Mary Pat Salomone
AGE 53, BONITA SPRINGS, FL, U.S.A. – DIRECTOR SINCE 2013

Independent

Skills and experience	• Energy/utilities	• International markets
	• Engineering	• Management/leadership
	• Health, safety & environment	• Operations

At-risk investment	$100,748

Ms. Salomone is a corporate director. She was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone serves as a trustee of the Youngstown State University Foundation and is a member of the Advisory Board for the School of Engineering at the University of Akron and the Advisory Board for the College of Science, Technology, Engineering and Mathematics at Youngstown State University. She served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor's Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland's Manufacturing Advocacy & Growth Network.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. Ms. Salomone completed the Advanced Management Program at Duke University's Fuqua School of Business in 2011.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Health, Safety & Environment committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	347,948,642	(99.55%)	1,584,710 (0.45%)
2012	–		–
2011	–		–

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	–	–	has until February 12, 2018
DSUs	2,019	–	to meet the requirements

Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible's Second Amended Chapter 11 Plan of Liquidation.

2014 Management information circular -- 19

D. Michael G. Stewart
AGE 62, CALGARY, AB, CANADA – DIRECTOR SINCE 2006

Independent

Skills and experience	• Energy/utilities	• Oil & gas/utilities
	• Health, safety & environment	• Operations
	• Management/leadership

At-risk investment	$1,829,334

Mr. Stewart is a corporate director. He serves as a director of Pengrowth Energy Corporation (oil and gas, exploration and production), Canadian Energy Services and Technology Corp. (oilfield services) and Northpoint Resources Ltd (oil and gas, exploration and production). Mr. Stewart was a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust from August 2004 to October 2006, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) from December 2003 to February 2006. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. from September 1993 to March 2002, including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 40 years. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen's University.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Health, Safety and Environment committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2013	348,644,121	(99.75%)	884,841 (0.25%)
2012	343,507,189	(99.69%)	1,051,982 (0.31%)
2011	327,521,251	(99.82%)	579,918 (0.18%)

Other public company boards	Stock exchange		Board committees

Canadian Energy Services & Technology Corp. (chemicals, oilfield services)	TSX		Audit (Chair)

Pengrowth Energy Corporation (oil and gas, exploration and production)	TSX, NYSE		Compensation (Chair) Reserves, Operations, Health, Safety and Environment

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	14,874	14,339	yes
DSUs	21,786	18,858

20 -- TransCanada Corporation

Siim A. Vanaselja
AGE 57, WESTMOUNT, QC, CANADA

Independent

Skills and experience	• Accounting & finance	• Management/leadership
	• Governance	• Risk management
• International markets

At-risk investment	$–

Mr. Vanaselja has been the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) since January 2001, having previously served as Executive Vice-President and Chief Financial Officer of Bell Canada International from 1996 to 2001. Prior to that, he was a partner at the accounting firm, KPMG LLP (Canada) in Toronto until 1994.

Mr. Vanaselja currently serves on the boards of several BCE Inc. subsidiaries and affiliates. He also serves as the Audit Committee Chair of Maple Leaf Sports and Entertainment Ltd (sports, property management). He has previously served as a board director of CH Group Limited Partnership (sports), CGI Group Inc., Jones Intercable, Cable and Wireless Communications and the National Ballet of Canada. He has also served as a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Officers and Moody's Council of Chief Financial Officers.

Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	–

Annual general meeting voting results	Votes in favour		Votes withheld

2013	–		–
2012	–		–
2011	–		–

Other public company boards	Stock exchange		Board committees

Bell Aliant Regional Communication Inc. (communications)	TSX		Governance Management Resources and Compensation Pension

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	–	–	Mr. Vanaselja does not currently serve on the
DSUs	–	–	Board and is not subject to share ownership requirements.

2014 Management information circular -- 21

Richard (Rick) E. Waugh
AGE 66, TORONTO, ON, CANADA – DIRECTOR SINCE 2012

Independent

Skills and experience	• Accounting & finance	• International markets
	• Banking	• Management/leadership
	• Governance	• Risk management

At-risk investment	$1,893,456

Mr. Waugh is a corporate director. He was President and Chief Executive Officer of the Bank of Nova Scotia (Scotiabank) (chartered bank) until November 2013 where he then served as Deputy Chairman and director of Scotiabank until January 2014. Mr. Waugh also served as a director of Catalyst Inc. (non-profit) until November 2013 and Chair of the Catalyst Canada Advisory Board until October 2013. He also serves on the board of directors of several non-profit corporations and affiliations.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University and Assumption University. He was awarded an Officer of the Order of Canada in 2013.

TransCanada Board/committees	2013 meeting attendance

Board of Directors	9/9	(100%)
Governance committee	3/3	(100%)
Audit committee	–	–

Annual general meeting voting results	Votes in favour		Votes withheld

2013	347,889,485	(99.53%)	1,643,605 (0.47%)
2012	341,807,388	(99.20%)	2,752,172 (0.80%)
2011	–		–

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2014	2013	Meets share ownership requirements

Shares	29,150	29,150	yes
DSUs	8,795	4,043

22 -- TransCanada Corporation

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TransCanada's Board.

None of our directors serve together on another board.

MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors' 2013 attendance record. The Board also held two strategic issues sessions and a two-day strategic planning meeting in 2013.

			Board committees

	Board of directors		Audit		Governance		Health, Safety and Environment		Human Resources		Overall attendance

	#	%	#	%	#	%	#	%	#	%	%

Kevin E. Benson	9/9	100	5/5	100	3/3	100	—	—	—	—	100

Derek H. Burney	9/9	100	5/5	100	3/3	100	—	—	—	—	100

E. Linn Draper (retired April 26, 2013)	3/3	100	—	—	—	—	1/2	50	2/2	100	85

Paule Gauthier	9/9	100	—	—	—	—	3/3	100	4/4	100	100

Russell K. Girling	9/9	100	—	—	3/3	100	—	—	4/4	100	100

S. Barry Jackson	9/9	100	—	—	3/3	100	—	—	4/4	100	100

Paul L. Joskow (retired March 22, 2013)	2/2	100	1/1	100	1/1	100	—	—	—	—	100

John A. MacNaughton (retired January 9, 2013)	—	—	—	—	—	—	—	—	—	—	—

Paula Rosput Reynolds	9/9	100	—	—	—	—	3/3	100	4/4	100	100

John Richels	6/6	100	—	—	1/1	100	—	—	1/2	50	88

Mary Pat Salomone	9/9	100	5/5	100	—	—	3/3	100	—	—	100

W. Thomas Stephens (retires May 2, 2014)	9/9	100	—	—	—	—	3/3	100	4/4	100	100

D. Michael G. Stewart	9/9	100	5/5	100	—	—	3/3	100	—	—	100

Richard E. Waugh	9/9	100	—	—	3/3	100	—	—	—	—	100

Notes

•
Two of the nine Board meetings were not regularly scheduled meetings.

•
Mr. Girling is not a member of any Board committees, but is invited to attend committee meetings as required.

•
On June 19, 2013, Mr. Richels became a member of the Governance committee and Human Resources committee.

2014 Management information circular -- 23

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	24

	Board characteristics	25
	Governance philosophy	27
	Role and responsibilities of the Board	29
	Orientation and education	34
	Board effectiveness and director assessment	36
	Engagement	40
	Communicating with the Board	41
	Shareholder proposals	41
	Board committees	42

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):

•
National Instrument 52-110, Audit Committees
•
National Policy 58-201, Corporate Governance Guidelines, and
•
National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

24 -- TransCanada Corporation

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•
an independent, non-executive Chair
•
an effective board size
•
all directors except our CEO are independent
•
knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
•
qualified directors who can make a meaningful contribution to the Board and the development of our business
•
significant share ownership requirements to align the directors' interests with those of our shareholders, and
•
annual assessments of Board, Chair, committee and director effectiveness.

Size and composition
TransCanada's articles state that the Board must have 10 to 20 directors. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

Board Diversity

Each year, the Governance committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations. The review takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation.

About Diversity

"TransCanada is committed to encouraging diversity across the Company, including the Board of directors. Ensuring a broad representation on our Board is not just something that is nice to have, it is essential. We recognize that having people with different viewpoints and backgrounds enhances our decision-making; helping to keep it informed and effective."

 - S. Barry Jackson, Chair of the Board of Directors

2014 Management information circular -- 25

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. None of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

Independent advice
The Board and each of its four standing committees can retain independent advisors to assist it in carrying out its duties and responsibilities.

Serving on other boards
Our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling their Board duties and responsibilities. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of Interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 12 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2013, the independent directors met separately before and at the end of every Board meeting.

Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

26 -- TransCanada Corporation

GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.

Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.

Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.

The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate Board committee. There were no material departures from the Code in 2013.

The Code is posted on our website (www.transcanada.com).

2014 Management information circular -- 27

Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director's ability to act in our best interests. Throughout the year, if a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of their immediate supervisor.

Affiliates
The Board closely oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy.

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2013 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than 5% of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director receives more "withheld" than "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no extenuating circumstances. We expect the Board to announce its decision to either accept or reject the director's resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.

This policy does not apply if there is a proxy contest over the election of directors.

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 19, 2014, all of our directors who have served for at least five years meet the share ownership requirements. For three of the more recent appointments to the Board, the chart below lists the director, the date of their appointment and the date by which they must meet the share ownership requirements.

Director	Date appointed	Share ownership requirements deadline

Ms. Reynolds	November 30, 2011	November 30, 2016

Ms. Salomone	February 12, 2013	February 12, 2018

Mr. Richels	June 19, 2013	June 19, 2018

See Aligning the interests of directors and shareholders on page 56 and Aligning the interests of executives and shareholders on page 74 for more information.

28 -- TransCanada Corporation

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board's primary responsibilities are to foster TransCanada's long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.

The Board's main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.

The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair's role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.

Charters and position descriptions
The Board and each Board committee have adopted a charter that outlines its principal responsibilities.

They review the charters every year to ensure they reflect current developments in corporate governance and corporate best practices, and approve any necessary changes.

The Board charter describes the:

•
composition and organization of the Board
•
duties and responsibilities for managing our affairs, and
•
oversight responsibilities for:
•
management and human resources
•
strategy and planning
•
financial and corporate issues
•
business and risk management, including compensation risk
•
policies and procedures
•
compliance reporting and corporate communications, and
•
general legal obligations, including its ability to use independent advisors as necessary.

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.

See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

2014 Management information circular -- 29

Strategic planning
We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic matters throughout the year. See Meeting attendance on page 23 for more information about the meetings held in 2013 and Orientation and education on pages 34 and 35 for more information about the strategic issues and planning sessions attended by Board members in 2013.

30 -- TransCanada Corporation

Risk oversight

Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.

A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada's ability to meet or support its business, operational or strategic objectives.

TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, 'top-of-mind' concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada's risk parameters and risk tolerance.

All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establish clear accountabilities to the Board, committee and executives responsible for specific oversight of each risk.

Our risks are categorized according to these main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

The Governance committee oversees our risk management process. The committee reviews TransCanada's 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective Board committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board's determination of whether to approve projects or pursue opportunities.

Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.

Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2013 AIF and the 2013 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2014 Management information circular -- 31

Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust process with appropriate expertise, attention and diligence given to each key business risk. Generally, the Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational safety, security personnel and environmental risks. The committees update the Board on their risk oversight activities regularly.

The Audit committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups. In addition, the committee also oversees cybersecurity and its related risks to TransCanada.

The Health, Safety and Environment committee monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•
Planning:  risk and regulatory assessment, objectives and targets, and structure and responsibility
•
Implementing:  development and implementation of programs, plans, procedures and practices aimed at operational risk management
•
Reporting:  document and records management, communication and reporting, and
•
Action:  ongoing audit and review of HSE performance.

The committee reviews HSE performance quarterly with comparison to previously set targets and takes into account incidents and highlights of performance during the relevant quarter, and reviews programs, plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, asset integrity, operational risk issues, personnel security and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review being conducted by management.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and all members of the Board also typically have a separate site visit each year.

See Compensation governance starting on page 47 for more information about how we manage our compensation risk.

32 -- TransCanada Corporation

Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position typically occurs over several years so potential candidates can grow into the role. It includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the Board believes are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets with each executive at least twice a year, and more informally as necessary, to discuss progress on his or her development plan.

The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.

Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations.

The Board encourages the executive leadership team to include key managers in Board meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

2014 Management information circular -- 33

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2013 program included site visits and sessions on strategic issues.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team and with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.

Directors receive a reference manual with:

•
details about their duties and obligations as a member of the Board
•
information about our business and operations
•
copies of the Board and committee charters
•
copies of past public filings, and
•
documents from recent Board meetings.

The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.

The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.

We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

34 -- TransCanada Corporation

2013 director education program

Date	Topic	Presented/hosted by	Attended by

January 10	Corporate strategy and the board	Institute of Corporate Directors	D. Michael G. Stewart (panelist)

February 11	Strategic issues session – portfolio management	Executive Vice-President, Corporate Development	All directors

February 26	Reputation risk	Women Corporate Directors (Charlotte, NC chapter)	Mary Pat Salomone

March 19	Social business and its impact on your company	National Association of Corporate Directors (Carolinas chapter event)	Mary Pat Salomone

April 9	Board's role in mergers and acquisition transactions	Institute of Corporate Directors	Barry S. Jackson

June 17-18	Strategic planning session – a number of topics related to the direction of overall corporate strategy	Executive Leadership Team, led by Executive Vice-President, Corporate Development	All directors
	Commodity fundamentals and macroeconomic forces affecting TransCanada	Samantha Gross and Jackie Forrest, IHS CERA	All directors

September 10	Tour of proposed Energy East terminal facility near Saint John, New Brunswick	Irving Oil Executives	All directors (except John Richels)

October 9	Site visit to Cushing Terminal and Pump Station near Oklahoma City, Oklahoma	Executive Vice-President, Operations and Major Projects	Health, Safety and Environment committee

October 13-15	Board leadership conference (including extended session on leadership practices for audit committee effectiveness and identification of emerging risks)	National Association of Corporate Directors	Mary Pat Salomone

October 22	Shareholder activism	Institute of Corporate Directors	D. Michael G. Stewart

November 4	Aboriginal relations	Vice-President, Community, Safety and Environment, Operations and Major Projects Division
Vice-President, Major Projects Business Development, Corporate Services Division
		Vice-President, Aboriginal & Stakeholder Engagement	All directors (except W. Thomas Stephens)

December 4	Strategic issues session – capital cost risk management and interest rate management	Executive Vice-President, Corporate Development Executive Vice-President, Operations and Major Projects	All directors (except John Richels and Paule Gauthier)
Senior Vice-President, Canadian & Eastern US Gas Pipelines
Senior Vice-President, Major Projects
Senior Vice-President, Oil Pipelines
Vice-President, Treasurer

December 11	Trends in corporate governance	Institute of Corporate Directors	S. Barry Jackson D. Michael G. Stewart

2014 Management information circular -- 35

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an annual assessment of the performance of the Board, Board committees and individual directors every year and reports the results to the Board. Assessments focus on the effectiveness of the Board and each committee and solicit input from directors about areas for potential improvement. Interviews include questions about effectiveness, communication and personal and individual peer performance. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

The Chair of the Board conducts one-on-one interviews with each director, and each committee conducts a self-assessment led by its committee Chair. The Chair of the Board summarizes the interview responses and reports them to the Governance committee and the Board.

The Chair of the Governance committee interviews each director about the performance of the Chair of the Board based on the Chair's terms of reference, and presents the results to the Board for discussion.

The Chair of the Board also conducts interviews with each member of the executive leadership team every year and reports the results to the Board.

In 2013, the director assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 12, in the Audit committee report on page 43 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

36 -- TransCanada Corporation

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.

The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity, however, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety & environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

2014 Management information circular -- 37

Board matrix
The matrix below shows the likely retirement dates of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal. Mr. Stephens will retire on May 2, 2014 before the annual meeting.

Key expertise areas
Director (expected retirement year)	Education	Committees	Accounting & finance	Energy/utilities	Engineering	Governance	Government/regulatory	Health, safety & environment	International markets	Law	Management/leadership	Oil & gas/utilities	Operations	Risk management

Kevin E. Benson (2017)	B.A. Accounting	Audit (Chair) Governance	X			X	X				X		X

Derek H. Burney (2015)	M.A. Political Science B.A. Political Science (Hon)	Audit Governance (Chair)		X		X	X		X		X

Paule Gauthier (2015)	LL.M LL.B B.A.	Health, Safety & Environment Human Resources				X	X			X

Russell K. Girling	MBA B. Comm	–	X	X		X	X	X			X	X	X	X

S. Barry Jackson (2023)	B.Sc. Engineering	Board Chair Governance Human Resources		X	X	X		X			X	X	X

Paula Rosput Reynolds (2027)	B.A. Economics (Hon)	Health, Safety & Environment Human Resources		X							X	X		X

John Richels (2021)	LL.B B.A. Economics	Governance Human Resources	X	X		X				X	X	X		X

Mary Pat Salomone (2030)	MBA B.A. Engineering	Audit Health, Safety & Environment		X	X			X	X		X		X

W. Thomas Stephens (2014)	M.Sc. Industrial Engineering	Human Resources (Chair) Health, Safety & Environment	X		X	X		X			X		X	X

D. Michael G. Stewart (2022)	B.Sc. Geological Sciences (Hon)	Audit Health, Safety & Environment (Chair)		X				X			X	X	X

Siim A. Vanaselja (2027)	Hon. BBA	–	X			X			X		X			X

Richard E. Waugh (2018)	Hon. MBA B. Comm (Hon)	Audit Governance	X			X			X		X			X

38 -- TransCanada Corporation

Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting, unless:

•
they have not served seven consecutive years and the Board recommends that the director stand for re-election every year until the end of the seven year period, or
•
the Board recommends that the director stand for re-election because of their specific skills and experience.

The Board has asked Mr. Burney and Mme. Gauthier to continue serving on the Board until the annual general meeting in 2015. The Board and the Governance committee determined that the retirement age should be waived, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board, particularly with respect to the Energy East Pipeline. The Board believes that the skills, experience and continuity provided by Mr. Burney and Mme. Gauthier's extended tenure will be valuable to the Board over the coming year.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.

Current composition	Post-meeting composition

2014 Management information circular -- 39

ENGAGEMENT
We believe it is important to engage with our stakeholders. Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.

TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, can be found online at www.transcanada.com.

You may contact our investor relations department directly by phone, email, fax or regular mail at:

Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522

40 -- TransCanada Corporation

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

The Board, including committee chairs, will also be available at the annual meeting to receive questions from shareholders.

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2014 annual meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 21, 2014 to be considered for the Management information circular for our 2015 annual meeting of common shareholders.

2014 Management information circular -- 41

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the Board committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).

The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee. Mr. Waugh attended the Audit committee meetings as an observer, and did not vote on any matters at that committee until February 1, 2014, at which point he became a voting committee member.

The committees will be reconstituted after the annual meeting.

Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

42 -- TransCanada Corporation

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Mary Pat Salomone D. Michael G. Stewart Richard E. Waugh

(Mr. Waugh attended the Audit committee meetings as an observer until he retired as Deputy Chairman of Bank of Nova Scotia on January 31, 2014. On February 1, 2014, he became a voting member of the committee)

Meetings in 2013	5 regularly scheduled meetings (February, April, July, November, December)

Independent	5 independent directors, 100% independent and financially literate.

Mr. Benson and Mr. Waugh are "audit committee financial experts" as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external and internal auditors and management. The committee also meets in-camera at the end of each meeting.

2013 highlights

•
Reviewed our 2013 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis, annual information form and management information circular and recommended them for approval.
•
Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•
Received the external auditor's formal written statement of independence (which sets out all of its relationships with TransCanada) and its recommendations to management about our internal controls and procedures.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services, and our pension and benefits plans.
•
Recommended continuation of, and amendments to, the shareholder rights plan for approval.
•
Recommended changes to the target asset mix of our Canadian registered pension plan based on an asset liability modeling study provided by the plan actuary.
•
Recommended changes to the governance of our Canadian registered pension plan to provide for delegation of non-material matters to the management pension committee and approved a new charter for the pension committee.
•
Reviewed the major accounting policies and estimates.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Reviewed the risk management policies, developments and reports relating to counterparty, insurance and market risks.
•
Recommended changes to the Code of business ethics to reflect a principles-based approach in certain areas and to conform with other policies.
•
Reviewed/recommended prospectuses relating to issuance of securities and a new commercial paper program.
•
Reviewed information services security controls.
•
Approved election to enter uncleared swaps as permitted under U.S. legislation and monitored compliance.
•
Reviewed foreign currency and interest rate exposure policies and practices.
•
Reviewed quarterly compliance reports.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2013 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2014 Management information circular -- 43

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson John Richels Richard E. Waugh

Meetings in 2013	3 regularly scheduled meetings (February, April, November)

Independent	5 independent directors, 100% independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors' share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.

2013 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).
•
Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.
•
Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
•
Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.
•
Monitored director share ownership requirements and increased director share ownership requirements from 6x cash retainer ($420,000) to 4x cash plus equity retainer ($680,000).
•
Reviewed our Corporate governance guidelines and recommended appropriate changes to the Board for approval. These changes included updating our Corporate governance guidelines with specifics about U.S. antitrust law and clarifying Board process for when a director changes his or her primary occupation.

•
Reviewed say on pay updates and voting trends.
•
Oversaw the annual assessment of the Board, committees and Chair.
•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.
•
Reviewed the charters of the Board and other committees and recommended them with appropriate amendments to the Board for approval.
•
Reviewed our decision to implement notice and access for the circular.
•
Oversaw revision of the Board's director share unit program.

44 -- TransCanada Corporation

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier Paula Rosput Reynolds Mary Pat Salomone W. Thomas Stephens (retires May 2, 2014)

Meetings in 2013	3 regularly scheduled meetings (February, April and November)

Independent	5 independent directors, 100% independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies, management systems, programs, procedures and practices to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

It also reviews and reports to the Board on actions and initiatives taken to mitigate risk related to health, safety, security and environment having the potential to affect the Company's activities, plans, strategies or reputation

The Health, Safety and Environment committee meets separately with the Vice-President, Community, Safety and Environment at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.

2013 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management.
•
Received detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters related to asset integrity.
•
Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.
•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings and resulting actions.
•
Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, related compliance matters, and climate change initiatives.
•
Reviewed the Company's strategy for managing greenhouse gas policy and legislation.
•
Reviewed health, safety and environmental issues and strategies related to stakeholder engagement.
•
Visited the terminal and pump station facilities of the Gulf Coast project, an extension of the Keystone Pipeline System, in Cushing, Oklahoma and viewed the pipeline right-of-way by air.
•
Received an annual update regarding the Company's insurance coverage, including general liability, construction and operational policies, property and business interruption, and directors' and officers' liability.

2014 Management information circular -- 45

Human Resources committee

Members	W. Thomas Stephens (Chair) (retires May 2, 2014)
Paule Gauthier S. Barry Jackson Paula Rosput Reynolds John Richels

Meetings in 2013	4 regularly scheduled meetings (January, February, November and December)

Independent	5 independent directors, 100% independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all non-executive long-term incentive awards, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2013 highlights

•
Assessed the performance of the executive leadership team and recommended the 2013 executive compensation awards to the Board for approval.
•
Reviewed the form and structure of our short-term incentive plan and approved
•
modifications to our corporate and business/functional scorecards
•
adjustments to the relative weighting of corporate, business/functional and individual performance ratings, with more emphasis placed on corporate performance, and
•
adopted an additive methodology to determine short-term incentive awards.
•
Re-appointed the external compensation consultant after considering the factors related to the compensation consultant's independence in accordance with the listing standards of the NYSE and reviewing the compensation consultant's mandate, performance and compensation.
•
Pre-approved the fees paid to management's compensation consultant which employs the independent advisor to the committee in accordance with the pre-approval policy.
•
Adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align with median levels in our comparator group.

46 -- TransCanada Corporation

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes executive compensation decisions at TransCanada, and explains its decisions for 2013.

WHERE TO FIND IT

>	Compensation governance	47
	Expertise	48
	Compensation oversight	49
	External consultant	52
>	Director compensation	54
	Director compensation discussion and analysis	54
	2013 details	58
>	Executive compensation	63
	Human Resources committee letter to shareholders	63
	Executive compensation discussion and analysis	66
	2013 details	94

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• W. Thomas Stephens (Chair) (retires May 2, 2014)	• Derek H. Burney (Chair)
• Paule Gauthier	• Kevin E. Benson
• S. Barry Jackson	• S. Barry Jackson
• Paula Rosput Reynolds	• John Richels
• John Richels	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

2014 Management information circular -- 47

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting

W. Thomas Stephens (Chair) (retires May 2, 2014)	X	X	X	X		X

Paule Gauthier	X			X	X

S. Barry Jackson	X	X		X

Paula Rosput Reynolds	X	X	X

John Richels	X	X	X	X	X	X

All of the members have experience as members of human resources or compensation committees of other public companies.

Mr. Stephens, the committee Chair, has also chaired the compensation committees of two other public companies. He was the chief executive officer of four public companies, and has experience working with boards and compensation consultants in designing appropriate compensation programs.

Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Mr. Jackson has also served as the chair or been a member of the compensation committee for several public companies. As a former chief executive officer of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Ms. Reynolds was the chief executive officer of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing performance-based goals for executives.

Mr. Richels is the president and CEO of a public company. He was a chief financial officer of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
You can find specific details about each director's background and experience in the director profiles starting on page 12, and more information about the committees starting on page 42.

The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Three of the members are currently or have been members of human resources or compensation committees of other public companies. All of the members also have experience as a chief executive officer of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

48 -- TransCanada Corporation

COMPENSATION OVERSIGHT
The purpose of the Board's compensation oversight is to ensure that executives and directors are compensated fairly with respect to market but in a way that does not lead to undue risk in TransCanada's business and operations.

The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.

Multi-year strategic plan
We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•
maximizing the full-life value of our infrastructure assets and commercial positions
•
commercially developing and building new asset investment programs
•
cultivating a focused portfolio of high quality development options, and
•
maximizing our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see pages 73 through 81 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 89 through 93 for the pay mix for each named executive.

2014 Management information circular -- 49

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a two to three step review process for all compensation matters, first reviewing how performance compares to pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. As of 2014, director compensation is reviewed every two years. Both director and executive compensation are benchmarked against comparator groups to assess competitiveness and fairness, and the appropriateness of the composition of the comparator group is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

•
Independent advice: Management uses an external compensation consultant to conduct a competitive compensation review of all executive positions every year. This provides the committee and the Board with a market reference point when they assess each individual executive's compensation in the context of overall corporate performance. The committee also retains its own external consultant to advise it on compensation matters.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include executive share units (ESUs) and stock options – both incentive plans encourage value creation over the long-term and align executives' interests with those of our shareholders.

•
Pre-established objectives: The Board approves corporate, business/functional and individual objectives every year for each member of the executive leadership team that are aligned with the overall business plan approved by the Board. These objectives are used to assess performance and determine compensation, and executives agree to these objectives as set out in their annual performance agreements.

•
Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of 2 times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

50 -- TransCanada Corporation

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•
Corporate goals: We adopt corporate goals consistent with our approved financial plan so that the Board can monitor how compensation influences business decisions.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board's view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an anti-hedging policy preventing directors and officers from the use of derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements. The Governance committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy to recoup executive compensation in the event we must restate our financial statements because of material non-compliance with any financial reporting requirements.

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval Vote (%)

2013	92.67

2012	96.63

2011	90.25

•
Code of business ethics: Our Code of business ethics applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:

•
we have the proper practices in place to effectively identify and mitigate potential risk, and
•
TransCanada's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our Company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our Company culture and define the character of the organization we share and work in every day.

2014 Management information circular -- 51

EXTERNAL CONSULTANT
The Human Resources committee retains an individual consultant from Towers Watson as its independent advisor on compensation-related matters. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant's advice is an important tool in the committee's processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.

It should be noted that TransCanada retained Towers Watson starting in 2002 to provide human resources consulting services to management and continues to engage Towers Watson for a variety of services. The committee was aware that management had retained Towers Watson when the committee retained a separate consultant at Towers Watson and has required assurances of independence of that consultant.

Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence from management.

Before re-engaging the external consultant, the committee considered all factors bearing on this consultant's independence, including those factors enumerated by the NYSE, and noted the following:

•
Towers Watson provides a broad range of services to TransCanada
•
Towers Watson disclosed that no single client accounts for more than 1% of their consolidated revenues for the last three fiscal years and as a result the engagements with TransCanada are not material to Towers Watson
•
Towers Watson has policies and protocols to ensure that their advice to the committee is fully objective and independent
•
the committee's external consultant does not have any business or personal relationships with any committee member or executive officer, and
•
the committee's external consultant does not own any stock of TransCanada, except indirectly through mutual funds.

Moreover the consultant has given the committee assurances that the consultant:

•
does not share any confidential information obtained through work with the committee with other segments of Towers Watson
•
is not involved in any client development activities related to increasing consulting services to us
•
does not receive any sales credit for work other than executive compensation services provided to the Board
•
provides services to TransCanada only to the Human Resources committee, and
•
has interaction with management only as it specifically relates to matters for the committee's review or approval.

After considering the NYSE factors and the steps taken to maintain the independence of the external consultant, the committee engaged the consultant again in 2013.

The Human Resources committee created a mandate for the consultant that includes:

•
advising on compensation levels for the CEO and named executives
•
assessing the CEO's recommendations on the compensation of the other named executives
•
attending all of its committee meetings (unless otherwise requested by the committee Chair)
•
providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
•
reporting to the committee on any matters that may arise related to executive compensation.

52 -- TransCanada Corporation

The Human Resources committee has a pre-approval policy for fees paid to Towers Watson. Under the policy, the committee must pre-approve the fees and services paid by TransCanada to any compensation consultant that also provides independent advice to the committee. The Chair of the committee is authorized to pre-approve the terms of engagement and additional fees up to $250,000 between scheduled meetings and must report any pre-approval to the committee. The table below shows the fees paid to Towers Watson in 2012 and 2013.

Executive compensation-related fees

Towers Watson	2013	2012

Consulting to the Human Resources committee	$124,420	$158,000

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	133,608	156,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,423,522	2,232,000
• pension administration services for our Canadian and U.S. operations	979,504	–

Consulting to the Governance committee
• preparing a report on director compensation	35,732	33,000

All other fees	–	–

Total fees	$3,696,786	$2,579,000

2014 Management information circular -- 53

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	54
	Approach	54
	Components	57
>	2013 details	58
	Director compensation table	58
	At-risk investment	60
	Incentive plan awards	62

APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

As of 2014, the Governance committee reviews director compensation every two years (as opposed to annually before 2014), and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors' costs according to a management services agreement between the two companies.

54 -- TransCanada Corporation

Benchmarking
Director compensation is benchmarked against two comparator groups. The companies in the custom comparator group are relatively consistent with the group of publicly-traded companies included in the executive compensation comparator group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry comparator group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors. Towers Watson conducts an independent review of director compensation every two years, and prepares a report on compensation paid by our comparator companies. The Governance committee refers to the report when conducting its compensation review.

2013 comparator groups

Custom comparator group	General industry comparator group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Enbridge Inc.
Encana Corporation	Encana Corporation
Fortis Inc.	Maple Leaf Foods Inc.
Husky Energy Inc.	Metro Inc.
Imperial Oil Ltd.	National Bank of Canada
Suncor Energy Inc.	Potash Corporation of Saskatchewan Inc.
Talisman Energy Inc.	Resolute Forest Products Inc.
TransAlta Corporation	Rogers Communications Inc.
Talisman Energy Inc.
Teck Resources Limited
TELUS Corporation

2014 Management information circular -- 55

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer ($680,000) in shares or DSUs within five years of joining the Board. The minimum was increased from six times their annual cash retainer ($420,000) in 2013, to reinforce the importance of share ownership and more closely align the interests of directors and shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash plus equity retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is four times his base salary. Mr. Girling meets these ownership requirements (see page 74 for details).

As of February 19, 2014, all of our directors who have served for at least five years meet the share ownership requirements. Ms. Reynolds, Ms. Salomone and Mr. Richels each have five years from the date they were appointed to meet the director share ownership requirements as shown in the chart on page 28.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2013.

Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

56 -- TransCanada Corporation

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is an employee of TransCanada and is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2013 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board	$170,000 per year
paid to each director except the Chair of the Board	($70,000 cash + $100,000 in DSUs)	represented 2,135 DSUs for Canadian directors and 2,219 DSUs for U.S. directors in 2013

Chair of the Board	$440,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $260,000 in DSUs)	represented 5,551 DSUs in 2013

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$12,000 per year

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)	no other fees were paid in 2013

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2013, five directors chose to receive 100% of their retainer, meeting and travel fees in DSUs:

•
Kevin E. Benson
•
Derek H. Burney
•
S. Barry Jackson
•
John Richels, and
•
Richard E. Waugh

Starting January 1, 2013, the mandatory DSU portion of the Board retainer was increased by $15,000 from $85,000 to $100,000, for a total compensation of $170,000 per year. This increase aligns compensation to the median of our comparator groups.

Starting January 1, 2013, the mandatory DSU portion of the Chair of the Board retainer was increased by $30,000 from $230,000 to $260,000, for a total compensation of $440,000. Starting January 1, 2014, the mandatory DSU portion of the Chair of the Board retainer was increased by $30,000 from $260,000 to $290,000, for a total compensation of $470,000 per year. This increase more closely aligns compensation to the median of the chairs of our comparator groups.

Starting January 1, 2014, the Audit committee chair retainer was increased by $8,000 from $12,000 to $20,000. The Human Resources committee chair retainer was also increased by $3,000 from $12,000 to $15,000. These increases reflect the additional responsibilities and time commitment associated with these committees and aligns with our comparator groups.

2014 Management information circular -- 57

Director compensation – 2013 details

The table below shows total director compensation awarded, credited or paid in 2013.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	116,000	100,000	–	–	–	–	216,000

Derek H. Burney	122,759	100,000	–	–	–	–	222,759

E. Linn Draper (retired April 26, 2013)	40,125	25,714	–	–	–	–	65,839

Paule Gauthier	112,500	100,000	–	–	–	–	212,500

S. Barry Jackson	211,500	260,000	–	–	–	31,658	503,158

Paul L. Joskow (retired March 22, 2013)	25,726	22,500	–	–	–	–	48,226

John A. MacNaughton (retired January 9, 2013)	2,188	2,500	–	–	–	–	4,688

Paula Rosput Reynolds	114,000	100,000	–	–	–	–	214,000

John Richels (joined June 19, 2013)	61,555	53,846	–	–	–	–	115,401

Mary Pat Salomone (joined February 12, 2013)	102,358	88,333	–	–	–	–	190,691

W. Thomas Stephens (retires May 2, 2014)	122,000	100,000	–	–	–	–	222,000

D. Michael G. Stewart	113,962	100,000	–	–	–	–	213,962

Richard E. Waugh	110,000	100,000	–	–	–	–	210,000

Notes

•
Dr. Draper, Dr. Joskow, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens receive their compensation in U.S. dollars.

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($100,000) and the Board Chair retainer ($260,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2013.

•
In 2013, Mr. Jackson was reimbursed $25,998 for third-party office and other expenses, and received a reserved parking space valued at $5,660.

58 -- TransCanada Corporation

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2013.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	12,000	13,500	12,000	1,500	1,500	–	216,000	216,000

Derek H. Burney	70,000	6,126	10,633	13,500	12,000	9,000	1,500	–	222,759	222,759

E. Linn Draper (retired April 26, 2013)	22,500	1,768	3,857	4,500	4,500	3,000	–	–	65,839	65,839

Paule Gauthier	70,000	11,000	–	13,500	10,500	6,000	1,500	85,000	127,500	212,500

S. Barry Jackson	180,000	–	–	27,000	–	1,500	3,000	–	471,500	471,500

Paul L. Joskow (retired March 22, 2013)	15,750	2,476	–	3,000	3,000	1,500	–	25,726	22,500	48,226

John A. MacNaughton (retired January 9, 2013)	1,750	138	300	–	–	–	–	–	4,688	4,688

Paula Rosput Reynolds	70,000	11,000	–	13,500	10,500	7,500	1,500	60,750	153,250	214,000

John Richels (joined June 19, 2013)	37,692	5,862	–	9,000	3,000	4,500	1,500	–	115,401	115,401

Mary Pat Salomone (joined February 12, 2013)	61,833	7,525	–	13,500	9,000	9,000	1,500	102,358	88,333	190,691

W. Thomas Stephens (retires May 2, 2014)	70,000	5,500	12,000	13,500	10,500	9,000	1,500	99,400	122,600	222,000

D. Michael G. Stewart	70,000	7,253	8,209	13,500	12,000	1,500	1,500	113,962	100,000	213,962

Richard E. Waugh	70,000	5,500	–	13,500	12,000	7,500	1,500	–	210,000	210,000

Notes

•
Dr. Draper, Dr. Joskow, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens receive their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
Committee meeting fees for Mr. Waugh include $7,500 received for attending five Audit committee meetings as an observer.

•
DSUs credited includes all share-based awards vested or earned by the directors in 2013. The minimum portion of the Board retainer paid in DSUs in 2013 was $260,000 for the Chair and $100,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2013.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $48.50, $45.28, $45.25 and $48.54, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2013. Directors are able to redeem their DSUs when they retire from the Board.

2014 Management information circular -- 59

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2014
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2013, including dividend equivalents accrued until January 31, 2014, plus any additional shares acquired in 2013.

As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements. Ms. Reynolds, Ms. Salomone and Mr. Richels each have five years from the date they were appointed to meet the share ownership requirements, as shown in the chart on page 28.

Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 56 and 74 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2014.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $48.25 on February 11, 2013 and $49.90 on February 19, 2014. It includes DSUs credited as dividend equivalents until January 31, 2014.
•
Mr. Stewart's holdings include 1,917 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

60 -- TransCanada Corporation

At-risk investment

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment	Multiple of retainer

Kevin E. Benson	2014	13,000	53,253	66,253	3,306,205	19.45	680,000	4x cash & equity

	2013	13,000	46,694	59,694	2,880,236	41.15	420,000	6x cash

	Change	–	6,559	6,559	425,789	*

Derek H. Burney	2014	7,040	44,478	51,518	2,570,748	15.12	680,000	4x cash & equity

	2013	5,790	38,109	43,899	2,118,127	30.26	420,000	6x cash

	Change	1,250	6,369	7,619	452,621	*

Paule Gauthier	2014	1,958	53,988	55,946	2,791,705	16.42	680,000	4x cash & equity

	2013	1,924	49,267	51,191	2,469,966	35.29	420,000	6x cash

	Change	34	4,721	4,755	321,740	*

S. Barry Jackson	2014	39,000	104,007	143,007	7,136,049	15.18	1,880,000	4x cash & equity

	2013	39,000	90,148	129,148	6,231,391	34.62	1,080,000	6x cash

	Change	–	13,859	13,859	904,658	*

Paula Rosput Reynolds	2014	2,500	7,290	9,790	488,521	2.87	680,000	4x cash & equity

	2013	2,500	3,653	6,153	296,882	4.24	420,000	6x cash

	Change	–	3,637	3,637	191,639	*

John Richels	2014	–	2,625	2,625	130,988	0.77	680,000	4x cash & equity

(joined June 19, 2013)	2013	–	–	–	–	–	–	–

	Change	–	2,625	2,625	130,988	*

Mary Pat Salomone	2014	–	2,019	2,019	100,748	0.59	680,000	4x cash & equity

(joined February 12, 2013)	2013	–	–	–	–	–	–	–

	Change	–	2,019	2,019	100,748	*

W. Thomas Stephens	2014	1,800	21,304	23,104	1,152,890	6.78	680,000	4x cash & equity

(retires May 2, 2014)	2013	1,800	17,745	19,545	943,046	13.47	420,000	6x cash

	Change	–	3,559	3,559	209,843	*

D. Michael G. Stewart	2014	14,874	21,786	36,660	1,829,334	10.76	680,000	4x cash & equity

	2013	14,339	18,858	33,197	1,601,755	22.88	420,000	6x cash

	Change	535	2,928	3,463	227,579	*

Richard E. Waugh	2014	29,150	8,795	37,945	1,893,456	11.14	680,000	4x cash & equity

	2013	29,150	4,043	33,193	1,601,562	22.88	420,000	6x cash

	Change	–	4,752	4,752	291,893	*

Total	2014	109,322	319,545	428,867	21,400,463

	2013	107,503	268,517	376,020	18,142,965

	Change	1,819	51,028	52,847	3,257,498

*
The value of the minimum retainer has increased from $420,000 to $680,000, as a result the change in at-risk investment as a multiple of annual retainer has been omitted because it does not show the changes in director share ownership during 2013.

2014 Management information circular -- 61

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the directors that were outstanding at the end of 2013. Year-end values are based on $48.54, the closing price of TransCanada shares on the TSX at December 31, 2013. None of our directors have outstanding option-based awards.

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	501	24,319	52,752	2,560,582

Derek H. Burney	418	20,290	44,059	2,138,624

Paule Gauthier	508	24,658	53,480	2,595,919

S. Barry Jackson	978	47,472	103,028	5,000,979

Paul L. Joskow (retired March 22, 2013)	–	–	–	–

Paula Rosput Reynolds	68	3,301	7,221	350,507

John Richels (joined June 19, 2013)	24	1,165	2,600	126,204

Mary Pat Salomone (joined February 12, 2013)	19	922	2,000	97,080

W. Thomas Stephens (retires May 2, 2014)	200	9,708	21,104	1,024,388

D. Michael Stewart	205	9,951	21,581	1,047,542

Richard E. Waugh	82	3,980	8,712	422,880

Notes

•
All share-based awards in this chart are DSUs.

•
The total Market or payout value of share-based awards that have not vested is $145,766 at December 31, 2013.

•
Shares or Units not vested are dividends declared at December 31, 2013, but not payable until January 31, 2014. Number of shares or units that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 31, 2014 ($48.42).

•
Mr. Joskow redeemed his remaining 16,888 DSUs on December 31, 2013 and was paid $818,773 in January 2014.

62 -- TransCanada Corporation

Human Resources committee letter to shareholders

WHERE TO FIND IT

>	Human Resources committee letter to shareholders	63
>	Executive compensation discussion and analysis	66
	Executive summary	66
	Approach	71
	Components	75
	Compensation decisions in 2014	82
	Payout of 2011 executive share unit award	86
	Executive profiles	88
>	2013 details	94
	Summary compensation table	94
	Incentive plan awards	98
	Equity compensation plan information	101
	Retirement benefits	102
	Termination and change of control	103

Dear Shareholder:

The Board is holding its fifth consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.

The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2013 and made related compensation decisions for each of our named executive officers.

TransCanada's approach to compensation
TransCanada's vision is to be the leading energy infrastructure company in North America, with a focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and developing and executing new asset investment programs for future growth.

TransCanada's businesses are capital-intensive; all are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the Company's financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.

TransCanada's executive compensation program is designed to 'pay for performance' by rewarding executives for results that are based on annual objectives and for delivering longer term shareholder value. The compensation program is also aligned with our risk management standards to ensure an appropriate balance exists between risk and reward. At the core of the program is a 'build to last' philosophy. The Board seeks to incent and reward TransCanada's named executives, and indeed all TransCanada employees, for excellence in how they select, construct, and/or operate energy infrastructure – profitably, to be sure, but also built with care, operated at the highest standards of safety, and generating reliable service and economic value for customers. Because of the broad range of considerations that underlie the business, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures. For example, how well management meets the Company's objectives with respect to safety and the environment is critical to the health of the business. However, just because objectives are not always denominated in dollars and cents does not mean that goals are not rigorous. In fact, the Board has supported management's efforts to institute a disciplined process of setting objectives. The process of assessing the performance of named executives against those goals is no less objective. The Board spends considerable time discussing corporate objectives for each upcoming year as well as the goals that must be achieved over a multi-year period. This is an interactive process with management. The Board believes the active discussion of

2014 Management information circular -- 63

how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.

In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a significant portion of our executives' pay is linked to longer term shareholder value. As an example, in 2013, approximately 62% of our CEO's compensation was linked to total shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada.

2013 performance and compensation
TransCanada's diverse portfolio of critical energy infrastructure assets generated strong earnings and cash flow in 2013. Net income per share increased 32% and funds generated from operations were up 22% compared to 2012. We made significant progress in our efforts to restructure the Canadian Mainline to preserve its long-term value. We had top performance against industry safety measures. We completed construction and put into operation several major infrastructure projects and captured an additional $19 billion of commercially secured growth opportunities.

The Board approved a Corporate factor of 1.6, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.

The Board also approved a performance multiplier of 1.26 for the 2011 ESU grant that vested in 2013. This factor recognized performance against financial targets and the achievement of total shareholder return (TSR) of 44% over the three year period.

Competitive compensation linked to performance
TransCanada's programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the Company uses comparator groups to benchmark compensation programs. The Board does the same for senior executives. The comparator group includes companies of similar size and scope in the oil and gas, pipeline and utility sectors with which we compete for talent. Every year, the committee reviews the comparator group with its external consultant, and approves the inclusion of specific companies in the group. You can find additional information on our comparator group on page 73.

The Board also uses a separate comparator group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded comparator companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and comparator group for the ESU plan. See page 87 for more information on our relative TSR comparator group.

Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board, market data, input from the CEO and independent advice from the committee's external consultant.

The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determine whether the approved objectives have been met.

At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.

64 -- TransCanada Corporation

While the Board and committee have a rigorous process of objective setting and we use various benchmarks and analysis to measure progress relative to goals, sometimes formulas can't capture the totality of the business circumstances. In such cases, the Board retains discretion to adjust the calculated results. The Board uses its experience and collective business judgment in making adjustments, recognizing that the effectiveness of the various plans is best served when the Board uses its discretion sparingly. In general, the Board uses its discretion in the following types of situations: where business results represent one-time circumstances out of management's control and should be excluded for purposes of calculations; where management explicitly decides not to meet an objective because of other potentially adverse effects that might result; where there have been unique circumstances affecting one or more companies in the peer group which, in turn, affect the calculation of comparative results; or where the business results are likely to be realized, but outside of the time frame anticipated in the adopted objectives.

External consultant
The committee retains and interacts directly with an individual consultant from Towers Watson as its independent advisor on all human resources matters. The consultant's mandate includes providing advice on compensation levels for the CEO, assessing the CEO's recommendations on the compensation of the other named executives, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.

While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee's deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee's request for data and information on compensation trends and current information regarding the regulatory and statutory environment in this arena. Because it is the case that Towers Watson provides services to TransCanada in areas unrelated to executive compensation (such as actuarial support), TransCanada and Towers Watson have taken specific steps to maintain the independence of the external consultant. You can find additional information on the consultant's independence on page 52. Additionally, in 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence. The committee considered each of these factors in re-engaging its compensation consultant in 2013.

Conclusion
Executive compensation remains a topic of great sensitivity with shareholders and activists around the world. Thus, the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on page 66. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.

We thank you for your continued confidence in our Company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

W. Thomas Stephens	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

2014 Management information circular -- 65

Executive compensation discussion and analysis

EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2013 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and CEO
•
Donald R. Marchand, Executive Vice-President and CFO
•
Alexander J. Pourbaix, President, Energy and Oil Pipelines
•
Gregory A. Lohnes, Executive Vice-President, Operations and Major Projects, and
•
Karl Johannson, President, Natural Gas Pipelines.

The named executives and three other executive vice-presidents make up our executive leadership team.

Effective March 1, 2014, Mr. Pourbaix is appointed to the position of Executive Vice-President and President, Development. In this new role, Mr. Pourbaix will be responsible for leading and executing on our growth plans including the successful completion of our $38 billion portfolio of new energy infrastructure projects.

Mr. Lohnes is retiring from TransCanada effective February 28, 2014.

Performance results
To evaluate corporate performance for 2013, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.

First and foremost was our safety performance and environmental compliance for the year. We achieved top quartile or top decile performance in almost all categories. The Board took note of the unfortunate loss of life of a contract employee at a contractor construction site that had been established in conjunction with one of our projects.

Our net income per share in 2013 was $2.42, an increase of 32% over 2012. Similarly, our funds generated from operations increased 22%. The increase was largely due to a higher Canadian Mainline return on equity, a return to an eight unit site at Bruce Power, higher Western Power volumes, an increase in New York capacity prices, and growth in our NGTL System.

Our financial results are not the entirety of what was accomplished in 2013. We implemented the National Energy Board's (NEB) decision on our Canadian Mainline restructuring proposal application. We secured 2.5 Bcf/d of renewed contractual shipping commitments through 2016 and we reached a settlement with three eastern Canadian local distribution companies related to tolling for 2015 to 2020. The settlement has been filed with the NEB for approval. All of this has significantly improved the competitive positioning and long-term sustainability of the Canadian Mainline.

We completed $4.5 billion of infrastructure projects including the Bruce Power refurbishment. The Gulf Coast project, an extension of the Keystone Pipeline System, was largely completed in 2013, and we advanced our Keystone XL project, which approval is still pending in the U.S.

We captured an additional $19 billion of commercially secured new energy infrastructure projects including the Energy East Pipeline, the Prince Rupert Gas Transmission project, the Heartland and TC Terminals crude oil infrastructure projects, and further expansion of the NGTL System. This brings our growth portfolio to $38 billion with expected in-service dates from 2014 to 2018. These opportunities provide a solid platform to continue to grow the Company for years to come.

We secured $5 billion of financing on compelling terms. We prudently managed our capital structure and preserved our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.

It was a year of strong performance for the Company with most objectives set out at the beginning of the year either met or exceeded. You can read more about 2013 performance starting on page 83.

66 -- TransCanada Corporation

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2014:

•
Three of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 7.1%, largely due to Mr. Johannson's adjustment to reflect development in his role.
•
The committee and the Board, after considering the performance results and their relative weightings, determined that overall corporate performance for 2013 was above target and they assigned a Corporate factor of 1.6. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
•
Long-term incentives for 2014 were awarded based on assessments by the committee and Board of each named executive's individual performance and potential to contribute to TransCanada's future success. Actual long-term incentive awards granted to the named executives, excluding Mr. Lohnes who is retiring on February 28, 2014, averaged 108% of the target award levels.
•
The payout of the 2011 ESU grant was 80% higher than the original grant value. The increase in share price from $38.34 to $48.55 and dividend reinvestment for the three-year period accounted for 44% of the increase. In addition, the Board approved a performance multiplier of 1.26, reflecting overall performance above target compared to pre-established objectives.

You can read more about the compensation decisions starting on page 82.

2014 Management information circular -- 67

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2009	2010	2011	2012	2013

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.4%	1.1%	1.1%	1.3%	1.2%

Notes

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in our comparator group.

•
Funds generated from operations and Comparable earnings per share are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

•
The non-GAAP measures for 2009 are calculated using our financial statements prepared under Canadian generally accepted accounting principles (GAAP) applicable for such periods and are not necessarily comparable to the equivalent numbers prepared using U.S. GAAP in subsequent periods.

68 -- TransCanada Corporation

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 12.5% compared to 11.9% for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2008, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2008	2009	2010	2011	2012	2013	Compound annual growth

TRP	$100.00	$114.38	$125.43	$153.24	$168.34	$180.50	12.5%

TSX	$100.00	$135.05	$158.83	$145.00	$155.42	$175.61	11.9%

Note

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in our comparator group.

2014 Management information circular -- 69

Program changes
The Board approved changes to the short and long-term incentive plans effective for 2013:

•
with respect to our short-term incentive plan:
•
adjusted the relative weighting of corporate, business/functional and individual performance ratings, with more emphasis placed on corporate performance in determining executive short-term incentive awards, and
•
adopted an additive methodology to determine short-term incentive awards to more closely align the plan with market practice. You can read more about the short-term incentive changes on page 77
•
adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align to median levels in our comparator group.

The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

70 -- TransCanada Corporation

APPROACH
TransCanada's executive compensation program is designed to meet four key objectives:

•
provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
•
offer levels and types of compensation that are competitive with the market
•
align executives' interests with those of our various stakeholders, and
•
attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 50 and 51 for more information.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and independent advice from the committee's external consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

2014 Management information circular -- 71

Management analysis

Assessing the market

Management works with its external consultant to analyze market data and provide relevant data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies (see Benchmarking on page 73).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO's performance objectives include the corporate scorecard and personal key focus areas which reflect the priorities for the year. Performance objectives for the other named executives include the corporate scorecard, business/functional scorecards aligned to their roles, as well as their individual key performance areas and priorities for the year.

Recommendation
The committee and the Board assess the performance of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previous grants, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.

Approval
The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

72 -- TransCanada Corporation

Benchmarking
We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Each year, management reviews the comparator group with its external consultant and the committee reviews and approves the comparator group.

Our 2013 comparator group consists of 24 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility

BP Canada Energy Group ULC	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of the companies have capital-intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industries.

Profiles At December 31, 2012	TransCanada	Comparator group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Head office location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$8.0 billion	$5.9 billion	$15.2 billion

Market capitalization at December 31, 2013 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$34.3 billion	$23.0 billion	$39.0 billion

Assets	$48.3 billion	$19.6 billion	$28.6 billion

Employees	4,822	3,431	5,440

Note

•
Comparator group scope information reflects 2012 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2012 data.

2014 Management information circular -- 73

We benchmark each named executive position against similar positions in the comparator group. We recognize that even with a relatively large comparator group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the comparator group provides an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 75 for more information about total direct compensation.

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible holdings and unvested ESUs to meet the requirements. We require that executives have outright ownership of at least 50% of the requirement in the shares of TransCanada or units of TC PipeLines, LP. Further, executives must 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

All of the named executives met their share ownership requirements in 2013. See the Executive profiles starting on page 89 for their current share ownership.

74 -- TransCanada Corporation

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to TransCanada
•  align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term • awards subject to a performance multiplier based on pre-established targets	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives

	stock options	• seven-year term • one third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 80 and 81 for more information.

2014 Management information circular -- 75

Fixed compensation

Base salary
Base salaries for executive positions are managed within a range where reference points, called guideposts, are generally aligned to median base salary levels in our comparator group. Management conducts a competitive market compensation review with its external consultant every year to align the base salary structure with the market and ensure that guideposts are aligned with reference to the pay levels at the market median.

Actual base salaries are determined within ±10% of the guidepost. Increases in base salary for the named executives are based on their performance, competitive market data and compensation relative to other executives at TransCanada. Base salary adjustments typically go into effect on March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our comparator group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive. Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team to more closely align with median levels in our comparator group. The new ranges are reflected below.

		Long-term incentive target range (% of base salary)

	Short-term incentive target (% of base salary)	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	225%	275%	325%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	275%	325%	375%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	225%	275%	325%

President, Natural Gas Pipelines (Karl Johannson)	65%	225%	275%	325%

76 -- TransCanada Corporation

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.

Beginning in 2013, the Board changed the methodology it uses to calculate short-term awards. Annual cash awards are made to the named executives based on a formula that takes into account:

•
Base salary and the short-term incentive target, expressed as a percentage of base salary, for each role
•
Performance against business/functional and individual objectives, expressed as an individual performance factor determined for each named executive, and
•
Performance against corporate performance objectives, expressed as the Corporate factor.

Awards can range from 0 to 200% of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50% of the target if performance meets threshold standards, 100% for target performance, and 200% of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.

The corporate and business/functional and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Awards are based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Business/functional and individual	Corporate

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	25%	75%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	0 – 200%	50%	50%

President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

Long-term incentive
Each executive role is assigned a target and an associated range for the long-term incentive award, expressed as a percentage of base salary. Each year, the committee and the Board grant long-term incentive awards to the named executives based on their assessment of individual performance and potential to contribute to TransCanada's future success.

The targeted allocation of long-term incentive awards for our executive leadership team is 50% each to ESUs and stock options. Mr. Girling's long-term incentive award allocation is adjusted as necessary to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

2014 Management information circular -- 77

Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team. For more details, see Variable or at-risk compensation on page 76.

Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs at vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (we used a five-day weighted average prior to awards granted in 2012).

•
Starting in 2012, the committee and the Board approved a change to the ESU measures to adopt relative TSR as the single performance measure and adjusted the performance multiplier to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

The performance multiplier is determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the performance multiplier is

At or below the 25th percentile of the ESU peer group (threshold)	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is between:

At the 50th percentile of the ESU peer group (target)	1.00	• threshold and target, or • target and maximum

At or above the 75th percentile of the ESU peer group (maximum)	1.50

Prior to 2012, ESU awards were granted with multiple performance measures and relative weightings (see page 86 for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extraordinary circumstances (such as a transaction which would skew the performance of any peer group member). However, the Board uses its discretion sparingly because it seeks to maintain the objectivity of the TSR measurement.

Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved in 2013. We are required to bring the plan to shareholders for approval every three years and the plan is administered by the Human Resources committee, which is composed entirely of independent directors. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees, subject to the limitation that no participant can be awarded more than 20% of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares.

78 -- TransCanada Corporation

Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated annually. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.

Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options.

Adjustments
The number of shares subject to such option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•
the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•
a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.

The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•
clarify an item
•
correct an error or omission
•
change the vesting date of an existing grant, or
•
change the expiry date of an outstanding option to an earlier date.

The committee cannot make any amendments to the plan that adversely affect the holders' rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

•
increasing the number of shares available for issue under the plan
•
lowering the exercise price of a previously granted option
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

For more details on stock options, see Equity compensation plan information on page 101.

See the Compensation on termination table on page 104 for the effect of certain employment events on participants' entitlements under the plan.

2014 Management information circular -- 79

Retirement benefits

Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. This is 100% for the CEO and 60% for the other named executives, as determined by TransCanada. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,770 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $173,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8% per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

80 -- TransCanada Corporation

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 770 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $173,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year, calculated as though the plan were terminating at the beginning of the calendar year.

Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 102 for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•
monthly pension for life, and 60% is paid to the spouse after the employee dies, or
•
if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•
increasing the percentage of the pension value that continues after they die
•
adding a guarantee period to the pension, or
•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to Company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,660, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

2014 Management information circular -- 81

COMPENSATION DECISIONS IN 2014
The Board's compensation decisions in 2014 included: base salary adjustments, short-term incentive awards for 2013 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 89.

The Board also determined the performance multiplier for the 2011 ESU award (see page 86 for details), and approved our 2014 annual corporate objectives which will serve as the basis for determining short-term incentive awards for 2014.

Base salary
Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to median base salary levels in our comparator group. Three of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 7.1%, largely due to Mr. Johannson's adjustment to reflect development in his role.

Mr. Girling's base salary positioning against our comparator group remained competitive at the existing 2013 level so no adjustment was made for 2014.

Base salary adjustments go into effect on March 1, 2014.

Short-term incentive
Short-term incentive awards were determined for 2013 based on each executive's target (expressed as a percentage of base salary) and performance against corporate, business/functional and individual objectives approved by the Board at the beginning of the year.

You can find more details in the executive profiles that follow.

82 -- TransCanada Corporation

Corporate performance
The following summarizes our corporate performance against annual objectives.

You can find definitions of these terms and more information about our financial and business performance in our 2013 MD&A (on www.transcanada.com and www.sedar.com).

	2013 target	2013 results	Rating (0-2.0)	Weighting	Factor

1. Maximized 2013 financial performance

Net income per share	$2.10-$2.20	$2.36

Funds generated from operations (millions)	$3,199-$3,269	$4,000	1.9	40%	0.8

2. Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions

Safety	Top quartile	Met

Compliance	No material issues	Exceeded

People	Various targets	Met

Systems	ERP implementation	Met

Credit ratings	"A" grade stable	Exceeded	1.2	30%	0.4

Long-term risks reduced	Canadian Mainline restructuring	Exceeded

Long-term capacity	Various targets	Met

Asset integrity and availability	Various targets	Not met

3. Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities

Major projects	On time, on budget	Met

Keystone XL permit	Obtained	Not met

Energy East	Commercial support	Exceeded	1.4	30%	0.4

New projects secured	$5 billion	$19 billion

Overall Corporate factor (1. + 2. + 3.)				100%	1.6

Notes

•
Reported Net income per share was $2.42. The Board excluded the impact of favourable mark-to-market adjustments and income tax law changes totalling $0.06.

•
We calculate Net income per share based on the weighted average number of our shares outstanding (707 million in 2013).

•
Funds generated from operations is a non-GAAP measure and does not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

The Board approved a Corporate factor of 1.6, as calculated above, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining the 2013 annual incentive awards for all employees.

2014 Management information circular -- 83

The following provides context for the performance ratings in the table above:

Key Performance Areas	2013 Results

Maximized 2013 financial performance	• Net income per share and funds generated from operations were higher than target as a result of an increase in allowed return on equity on the Canadian Mainline, higher power prices and higher volumes on our Keystone Pipeline System.
• In determining the financial performance rating, the Board excluded a favorable tax adjustment resulting from legislative changes and positive fair value adjustments relating to risk management activities totalling $0.06 per share.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions	• Safety is our number one priority, and the diligent efforts of our employees resulted in top quartile or decile performance against industry benchmarks. The Board took note of the unfortunate loss of life of a contractor employee at a contractor construction site that had been established in conjunction with one of our projects, in determining the overall results.
•  We successfully implemented an enterprise resource planning system that will standardize business processes and simplify our business systems environment.
•  We raised $5 billion in capital at attractive rates. We prudently managed our capital structure to preserve our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
•  The implementation of the NEB's decision on our Canadian Mainline restructuring proposal application was a key priority in 2013. We were awarded an 11.5 per cent return on 40 per cent deemed common equity. We reached a settlement with three Canadian local natural gas distribution customers which is intended to provide a stable, long-term solution to meet future demand growth. We also secured 2.5 Bcf/d of renewed contractual shipping commitments through 2016.
• Asset performance met or exceeded targets with the exception of two critical gas pipeline incidents which reduced the overall rating.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities	• We completed $4.5 billion of infrastructure projects including the Bruce Power refurbishment. The Gulf Coast project, an extension of the Keystone Pipeline System, was largely completed during the year and began delivering crude oil from Cushing, Oklahoma to refineries on the U.S. Gulf Coast in early 2014. We advanced our Keystone XL project although we continue to wait for issuance of the permit to begin construction.
• During 2013 we captured an additional $19 billion of commercially secured growth opportunities. They include the Energy East Pipeline project which would convert a portion of our existing Canadian Mainline from natural gas to crude oil service and link growing crude oil production in Western Canada to refineries and export terminals in Eastern Canada, the Prince Rupert Gas Transmission project that would move natural gas to Canada's West Coast for liquefaction and shipment to Asian markets, further expansion of the NGTL System, and the Heartland and TC Terminals crude oil infrastructure projects in Alberta.

84 -- TransCanada Corporation

Long-term incentives
Long-term incentives were awarded in 2014 based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. The long-term incentive awards granted to our named executives were all within the target range.

The awards were allocated 50% each to ESUs and stock options.

Executive share units
The committee and the Board approved a 2014 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR	100%	January 1, 2014 to December 31, 2016

You can find more information about our ESU plan on page 78.

Stock options

The committee and Board approved a February 25, 2014 grant of stock options at an exercise price of $49.03. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
a 17% volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.8%
•
a risk-free interest rate of 1.8%, and
•
an expected life of 6.0 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 96.

2014 Management information circular -- 85

PAYOUT OF 2011 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2011 vested on December 31, 2013, and will be paid in March 2014. This award provided for a performance multiplier from 0 to 1.5 based on the Board's assessment of how well we performed against pre-established measures over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.26, based on the Board's consideration of the following results:

		Performance level targets for 2011 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier	Weighting	Weighted multiplier

Absolute TSR	January 2011 to December 2013	14%	27%	39%	44%	1.5	30%	0.45

Relative TSR against the peer group (see below)	January 2011 to December 2013	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P53	1.1	30%	0.32

Earnings per share (comparable)	Cumulative annual results (2011 to 2013)	$5.85	$6.40	$7.18	$6.35	1.0	6.25%	0.06

Net income (excluding adjustments, see below) (millions)	Cumulative annual results (2011 to 2013)	$4,116	$4,496	$5,049	$4,542	1.0	6.25%	0.07

Funds generated from operations per share (equity method)	Cumulative annual results (2011 to 2013)	$12.42	$13.57	$15.26	$15.24	1.5	6.25%	0.09

Funds generated from operations (millions) (equity method)	Cumulative annual results (2011 to 2013)	$8,712	$9,515	$10,687	$10,735	1.5	6.25%	0.09

Operational, growth and other business considerations	January 2011 to December 2013	n/a	n/a	n/a	Exceeds target	1.2	15%	0.18

Performance multiplier								1.26

Notes

•
Multiplier and Weighted multiplier have been rounded in the table above.

•
Absolute and Relative TSR are calculated using $48.55, the five-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2013.

•
Comparable earnings per share, Funds generated from operations per share and Funds generated from operations are non-GAAP measures and do not have any standardized meanings prescribed by GAAP. You can find more information about these non-GAAP measures in Appendix B and in our 2013 MD&A.

•
Net income reflects net income attributable to common shares excluding mark-to-market adjustments and tax law changes.

86 -- TransCanada Corporation

Our peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies Inc.
Emera Inc.	Sempra Energy	Xcel Energy Inc.

Notes

•
Williams Companies (Williams) split out its oil and gas production business in January 2012. The company's former exploration and production business, WPX Energy, Inc., trades on the NYSE. We have used a standard methodology to calculate the TSR for this company under a spin-off situation. The WPX transaction is treated as a dividend reinvested in Williams based on closing prices the day of the transaction.

•
Two peer companies originally approved for the 2011 grant were removed from our analysis: El Paso Corporation and Southern Union Company. Kinder Morgan Inc. completed its acquisition of El Paso Corporation in May 2012. Energy Transfer Equity, L.P. completed its merger with Southern Union Company in March 2012.

Our share price over the performance period increased from $38.34 at the beginning of 2011 to $48.55 at the end of 2013. Our absolute TSR performance was 44% which exceeded the maximum performance level target of 39%.

Our relative TSR was above the median level (53rd percentile).

Over the three-year period our valuation metrics improved substantially relative to the peer group primarily due to our growing portfolio of commercially secured projects and positive future outlook. However this was partially offset by the impact that lengthy regulatory proceedings, project delays and lower earnings had on our share price.

The Board determined that Operational, growth and other business considerations over the three-year period exceeded expectations. In addition to the 2013 results outlined on pages 83 and 84, the Board also noted the following results for 2011 and 2012:

Core strategies	Results in 2011 and 2012

Maximize the full-life value of our infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, ANR Storage, Tuscarora, Great Lakes, Northern Border and TransQuébec & Maritimes Pipeline
•  Secured additional supply and market connections on gas and oil pipelines
•  Sundance A arbitration decision requiring that the unit be rebuilt preserving future value
•  Favourable ruling on the treatment of capacity market price issues in New York
•  Bruce Power West Shift Plus life extension outage on Unit 3
 Challenges:
• Decline in ANR and Great Lakes revenues

Commercially develop and build new asset development programs	• Continued to successfully execute our large capital expenditure program
•  Most projects on time and at or under budget
•  Completion of Keystone Phase 2 and Kibby Wind Phases 1 and 2
 Challenges:
• Bruce Power Units 1 and 2 completed but later than expected and at a higher cost

Cultivate a focused portfolio of high quality development options	• New projects included Canadian solar, Hardisty terminal, Bakken and Cushing marketlinks, Houston lateral, Horn River, Mexico gas pipelines, Coastal GasLink, and Napanee Generating Station

Maximize our competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government)
•  Breakthrough operational performance on several assets resulting in increased availability and lower costs
•  Top employee safety performance
•  Met or exceeded all asset reliability targets
• Maintained 'A' credit rating

2014 Management information circular -- 87

Awards to named executives
The table below is a summary of the details of the original 2011 ESU award and the amount paid to each named executive when the award vested at the end of 2013.

	2011 ESU award		2011 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs at vesting (includes dividend equivalents to Dec. 31, 2013)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	70,422.535	2,700,000	79,294.166		4,850,662	180%

Donald R. Marchand	13,693.271	525,000	15,418.305		943,184	180%

Alexander J. Pourbaix	43,427.230	1,665,000	48,898.060	1.26	2,991,241	180%

Gregory A. Lohnes	21,449.531	822,375	24,151.685		1,477,431	180%

Karl Johannson	10,892.019	417,600	12,264.169		750,236	180%

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $38.34 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2011)).

•
Number of ESUs at vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs at vesting.

•
Value of ESU payout is calculated using the valuation price of $48.55 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2013)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2013, details of their compensation for 2013 and the two previous fiscal years, their share ownership as at December 31, 2013.

Base salary and long-term incentive awards for 2014 are also summarized for the named executives, with the exception of Mr. Lohnes who is retiring from TransCanada on February 28, 2014.

88 -- TransCanada Corporation

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2013 Key results

•
Strong financial results with record earnings
•
Secured $19 billion of new infrastructure projects, including Energy East, that support future growth
•
Enhanced value of existing assets including the Canadian Mainline, restructuring U.S. pipelines and the Bruce B contract extension
•
Provided strong visible leadership consistent with TransCanada's values

•
Mr. Girling's short-term incentive award is based on a combination of corporate performance (75%) and personal objectives and leadership (25%).
•
The short-term incentive award for 2013 performance was based on Mr. Girling's target of 100% of base salary.
•
Mr. Girling's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 150% and 400%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$1,300,000	$1,300,000	$1,100,000

Variable

Short-term incentive	1,950,000	1,200,000	1,350,000

Long-term incentive

ESUs	3,000,000	2,530,000	2,700,000

Stock options	2,200,000	2,070,000	900,000

Total direct compensation	$8,450,000	$7,100,000	$6,050,000

Change from last year	19%	17%	–

* Mr. Girling was appointed President and Chief Executive Officer on July 1, 2010. Year-over-year increases in Total direct compensation reflect development in his role as well as performance.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

4x	$5,200,000	$6,320,944	$2,600,000	$8,920,944	6.9x

2014 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$2,437,500	50%

Stock options	$2,437,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2014 Management information circular -- 89

Donald R. Marchand EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2013 Key results

•
Maintained 'A' grade credit rating
•
Completed $5 billion of financing
•
Maintained excellent communications with bondholders and shareholders
•
Oversaw strong financial control environment

•
Mr. Marchand's short-term incentive award is based on a combination of corporate performance (50%) and functional unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Marchand's target of 65% of base salary.
•
Mr. Marchand's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 102% and 275%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$515,000	$460,000	$410,000

Variable

Short-term incentive	525,000	460,000	450,000

Long-term incentive

ESUs	708,131	517,500	525,000

Stock options	708,130	517,500	175,000

Total direct compensation	$2,456,261	$1,955,000	$1,560,000

Change from last year	26%	25%	–

* Mr. Marchand was appointed Executive Vice-President and Chief Financial Officer on July 1, 2010. Year-over-year increases in Total Direct Compensation reflect development in his role as well as performance.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,030,000	$604,820	$515,000	$1,119,820	2.2x

2014 Compensation (as at March 1)

Fixed

Base salary	$530,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$861,250	50%

Stock options	$861,250	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

90 -- TransCanada Corporation

Alexander J. Pourbaix

 PRESIDENT, ENERGY AND OIL PIPELINES
(EXECUTIVE VICE-PRESIDENT AND PRESIDENT, DEVELOPMENT EFFECTIVE MARCH 1, 2014)

Mr. Pourbaix is responsible for our power, non-regulated gas storage and oil pipeline businesses.

2013 Key results

•
Strong financial results in both oil pipelines and energy
•
Commercial support for Energy East and Heartland projects
•
Bruce B contract extension

•
Mr. Pourbaix's short-term incentive award is based on a combination of corporate performance (50%) and business unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Pourbaix's target of 75% of base salary.
•
Mr. Pourbaix's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 125% and 325%, respectively.

Compensation (as at December 31)	2013	2012	2011

Fixed

Base salary	$780,000	$765,000	$740,000

Variable

Short-term incentive	975,000	800,000	1,050,000

Long-term incentive

ESUs	1,267,500	1,147,500	1,665,000

Stock options	1,267,500	1,147,500	555,000

Total direct compensation	$4,290,000	$3,860,000	$4,010,000

Change from last year	11%	-4%	—

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,560,000	$1,506,920	$780,000	$2,286,920	2.9x

2014 Compensation (as at March 1)

Fixed

Base salary	$800,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,400,000	50%

Stock options	$1,400,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2014 Management information circular -- 91

Gregory A. Lohnes

 EXECUTIVE VICE-PRESIDENT, OPERATIONS AND MAJOR PROJECTS

Mr. Lohnes is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services. Mr. Lohnes is retiring from TransCanada effective February 28, 2014.

2013 Key results

•
Top quartile/decile safety metrics
•
Led infrastructure organization to complete major projects and improvements
•
Operated facilities safely and reliably

•
Mr. Lohnes' short-term incentive award is based on a combination of corporate performance (50%) and functional unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Lohnes' target of 65% of base salary.
•
Mr. Lohnes' 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 95% and 225%, respectively.

Compensation (as at December 31)	2013	2012*	2011

Fixed

Base salary	$585,000	$575,000	$510,000

Variable

Short-term incentive	555,000	470,000	550,000

Long-term incentive

ESUs	658,125	562,500	822,375

Stock options	658,125	562,500	274,125

Total direct compensation	$2,456,250	$2,170,000	$2,156,500

Change from last year	13%	1%	–

* In recognition of his appointment to Executive Vice-President, Operations and Major Projects on November 1, 2012, the Human Resources committee and Board increased Mr. Lohnes' annual base salary rate from $525,000 to $575,000.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,170,000	$1,022,545	$585,000	$1,607,545	2.8x

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

92 -- TransCanada Corporation

Karl Johannson PRESIDENT, NATURAL GAS PIPELINES Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2013 Key results

•
Strong financial performance
•
Successful restructuring of Canadian Mainline to enable long-term competitiveness
•
Captured northeast British Columbia supply/infrastructure

•
Mr. Johannson's short-term incentive award is based on a combination of corporate performance (50%) and business unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Johannson's target of 65% of base salary.
•
Mr. Johannson's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 105% and 235%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$475,000	$465,000	$360,000

Variable

Short-term incentive	500,000	405,000	512,500

Long-term incentive

ESUs	558,135	353,333	417,600

Stock options	558,134	426,667	104,400

Total direct compensation	$2,091,269	$1,650,000	$1,394,500

Change from last year	27%	18%	–

* Mr. Johannson was appointed President, Natural Gas Pipelines on November 1, 2012. Year-over-year increases in Total Direct Compensation reflect development in his role as well as performance. Additionally, in recognition of his appointment in 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$950,000	$1,045,471	$475,000	$1,520,471	3.2x

2014 Compensation (as at March 1)

Fixed

Base salary	$550,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$756,250	50%

Stock options	$756,250	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2014 Management information circular -- 93

Executive compensation – 2013 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2013, 2012 and 2011.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling	2013	1,300,008	3,000,000	2,200,000	1,950,000	0	217,000	33,001	8,700,009
President &	2012	1,266,674	2,530,000	2,070,000	1,200,000	0	1,592,000	20,640	8,679,314
Chief Executive Officer	2011	1,083,338	2,700,000	900,000	1,350,000	109,200	722,000	10,833	6,875,371

Donald R. Marchand	2013	505,838	708,131	708,130	525,000	0	476,000	6,717	2,929,816
Executive Vice-President &	2012	451,674	517,500	517,500	460,000	0	356,000	86,784	2,389,458
Chief Financial Officer	2011	403,338	525,000	175,000	450,000	31,080	241,000	4,033	1,829,451

Alexander J. Pourbaix	2013	777,500	1,267,500	1,267,500	975,000	0	204,000	52,775	4,544,275
President, Energy &	2012	760,834	1,147,500	1,147,500	800,000	0	227,000	50,908	4,133,742
Oil Pipelines	2011	733,338	1,665,000	555,000	1,050,000	109,200	250,000	55,333	4,417,871

Gregory A. Lohnes	2013	583,334	658,125	658,125	555,000	0	154,000	8,365	2,616,949
Executive Vice-President,	2012	530,834	562,500	562,500	470,000	0	533,000	10,968	2,669,802
Operations & Major Projects	2011	508,334	822,375	274,125	550,000	33,600	119,000	5,083	2,312,517

Karl Johannson	2013	473,340	558,135	558,134	500,000	0	142,000	8,310	2,239,919
President, Natural Gas	2012	380,836	353,333	426,667	405,000	0	979,000	104,914	2,649,750
Pipelines	2011	358,334	417,600	104,400	512,500	50,400	79,000	26,468	1,548,702

Notes

•
Mr. Lohnes was appointed Executive Vice-President, Operations and Major Projects on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as President, Natural Gas Pipelines.

•
Mr. Johannson was appointed President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $46.98 in 2013, $44.23 in 2012 and $38.34 in 2011.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $47.09 in 2013, $41.95 in 2012 and $37.93 in 2011. See Stock option valuation below for more information about the methodology.

To recognize Mr. Johannson's appointment as President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
Long-term incentive plans for 2011 includes the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The final dividend accrual was awarded for 2011. The Board determined an annual unit value of $1.68 per unit for 2011 be awarded.

See Non-equity long-term incentive plan below for more information about the plan.

94 -- TransCanada Corporation

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2013, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2013	2012	2011

Mr. Pourbaix	$45,000	$43,500	$48,000

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2013	2012	2011

Mr. Girling	$13,000	$12,178	$10,833
Mr. Marchand	5,058	4,395	4,033
Mr. Pourbaix	7,775	7,408	7,333
Mr. Lohnes	5,833	5,107	5,083
Mr. Johannson	4,733	3,660	3,583

  •
  cash payments if the named executive elected to receive payment in lieu of his vacation entitlement from the previous year:
	2013	2012	2011

Mr. Girling	$20,001	$ 8,462	$ –
Mr. Marchand	1,659	7,096	–
Mr. Pourbaix	–	–	–
Mr. Lohnes	–	1,962	–
Mr. Johannson	3,577	12,462	22,885

•
Perquisites in 2013 and 2011 are not included because they are less than $50,000 and 10% of each named executive's total base salary. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceeded this threshold. They included:

  •
  Mr. Marchand: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $4,164, a reserved parking space valued at $5,628, a car allowance of $18,000 and a golf club share purchase of $43,000.

  •
  Mr. Johannson: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $5,098, a reserved parking space valued at $5,628, a car allowance of $11,000, a residual value for a lease that expired under our discontinued executive auto lease program of $2,191 and a golf club share purchase of $60,375.

2014 Management information circular -- 95

Additional notes to the summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.

The committee and Board approved the Binomial valuation model as the methodology to determine stock option awards beginning in 2012. The Binomial valuation model is a generally accepted valuation method for stock options. Starting in 2012, the Binomial valuation model is used to calculate TransCanada's accounting value, which we now use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.

For stock option grants prior to 2012, management's external consultant calculated a compensation value for TransCanada using the Binomial valuation model. The committee and Board used the higher of this compensation value or a 'floor-value' of 15% of the exercise price to determine the fair value of each stock option.

For accounting purposes prior to 2012, the grant date fair value determined for the 2011 annual stock option award using the Black-Scholes model was $2.93 per stock option.

The table below is a summary of the binomial value (floor value for the grant in 2011) and the final compensation value of the stock option awards granted in 2013, 2012 and 2011:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)

February 15, 2013	$47.09	$5.74	$ –	$5.74

November 2, 2012	45.29	5.16	–	5.16
February 17, 2012	41.95	5.37	–	5.37

February 18, 2011	37.93	2.30	5.69	5.69

Total option exercises in 2013 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2013, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	207,326	$2,693,587

Donald R. Marchand	15,000	248,550

Alexander J. Pourbaix	107,326	1,169,868

Gregory A. Lohnes	35,990	452,575

Karl Johannson	15,424	152,581

96 -- TransCanada Corporation

Non-equity long-term incentive plan
The 2011 amounts under Long-term incentive plans in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. Grants have not been made under the plan since 2003.

Under the plan, one unit from the dividend-value plan was granted in tandem with each stock option granted. The units had a term of 10 years from the date of the grant.

Each unit gave the holder the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value was equal to the dividend declared on one TransCanada common share in any year, and payments were made in the first quarter of the following year, generally by March 15. The last outstanding grant under this plan was eligible for the 2011 dividend accrual. The Board determined that $1.68 per unit (or 100% of the total declared dividend value in 2011) would be awarded for 2011. Payments for this final accrual were made in the first quarter of 2012.

The dividend-value plan was discontinued on December 31, 2011.

2014 Management information circular -- 97

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2013. Year-end values are based on $48.54, the closing price of TransCanada shares on the TSX at December 31, 2013.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	83,857	39.75	25-Feb-2015	737,103	128,273	3,113,179	–
	100,000	31.97	23-Feb-2016	1,657,000
	100,000	31.93	14-Sep-2016	1,661,000
	133,080	35.08	26-Feb-2017	1,791,257
	100,000	36.90	16-Jun-2017	1,164,000
	158,172	37.93	18-Feb-2018	1,678,205
	385,475	41.95	17-Feb-2019	2,540,280
	383,275	47.09	15-Feb-2020	555,749

Donald R. Marchand	13,368	38.10	22-Feb-2014	139,562	28,329	687,544	–
	10,063	39.75	25-Feb-2015	88,454
	12,000	31.97	23-Feb-2016	198,840
	11,787	35.08	26-Feb-2017	158,653
	47,500	36.26	29-Jul-2017	583,300
	30,756	37.93	18-Feb-2018	326,321
	96,369	41.95	17-Feb-2019	635,072
	123,368	47.09	15-Feb-2020	178,884

Alexander J. Pourbaix	83,857	39.75	25-Feb-2015	737,103	56,117	1,361,958	–
	100,000	31.97	23-Feb-2016	1,657,000
	95,057	35.08	26-Feb-2017	1,279,467
	27,500	36.26	29-Jul-2017	337,700
	97,540	37.93	18-Feb-2018	1,034,899
	213,687	41.95	17-Feb-2019	1,408,197
	220,819	47.09	15-Feb-2020	320,188

Gregory A. Lohnes	30,608	39.75	25-Feb-2015	269,044	28,323	687,394	–
	45,000	31.97	23-Feb-2016	745,650
	38,973	35.08	26-Feb-2017	524,577
	27,500	36.26	29-Jul-2017	337,700
	48,177	37.93	18-Feb-2018	511,158
	104,749	41.95	17-Feb-2019	690,296
	114,656	47.09	15-Feb-2020	166,251

Karl Johannson	11,740	39.75	25-Feb-2015	103,195	20,994	509,530	–
	18,000	31.97	23-Feb-2016	298,260
	19,011	35.08	26-Feb-2017	255,888
	18,348	37.93	18-Feb-2018	194,672
	32,899	41.95	17-Feb-2019	216,804
	48,450	45.29	2-Nov-2019	157,463
	97,236	47.09	15-Feb-2020	140,992

98 -- TransCanada Corporation

Notes

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2013.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2013. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2011 vested on December 31, 2013, and will be paid in March 2014. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2013. It also shows the total amount they earned from non-equity incentive plan awards in 2013.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	2,090,821	4,850,662	1,950,000

Donald R. Marchand	491,843	943,184	525,000

Alexander J. Pourbaix	1,188,971	2,991,241	975,000

Gregory A. Lohnes	602,824	1,477,431	555,000

Karl Johannson	223,765	750,236	500,000

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2010 ESU awards for the named executives. See the Payout of 2011 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2013. This amount is shown under Annual incentive plans in the Summary compensation table on page 94.

2014 Management information circular -- 99

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2013 (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	17-Feb-2012	385,475	41.95	128,492	47.39	698,996
	18-Feb-2011	158,172	37.93	52,724	47.39	498,769
	16-Jun-2010	100,000	36.90	33,333	47.11	340,330
	26-Feb-2010	133,080	35.08	44,360	47.54	552,726

Donald R. Marchand	17-Feb-2012	96,369	41.95	32,123	47.39	174,749
	18-Feb-2011	30,756	37.93	10,252	47.39	96,984
	29-Jul-2010	47,500	36.26	15,833	47.07	171,155
	26-Feb-2010	11,787	35.08	3,929	47.54	48,955

Alexander J. Pourbaix	17-Feb-2012	213,687	41.95	71,229	47.39	387,486
	18-Feb-2011	97,540	37.93	32,514	47.39	307,582
	29-Jul-2010	27,500	36.26	9,167	47.07	99,095
	26-Feb-2010	95,057	35.08	31,686	47.54	394,808

Gregory A. Lohnes	17-Feb-2012	104,749	41.95	34,916	47.39	189,943
	18-Feb-2011	48,177	37.93	16,059	47.39	151,918
	29-Jul-2010	27,500	36.26	9,167	47.07	99,095
	26-Feb-2010	38,973	35.08	12,991	47.54	161,868

Karl Johannson	2-Nov-2012	48,450	45.29	16,150	46.98	27,294
	17-Feb-2012	32,899	41.95	10,966	47.39	59,655
	18-Feb-2011	18,348	37.93	6,116	47.39	57,857
	26-Feb-2010	19,011	35.08	6,337	47.54	78,959

100 -- TransCanada Corporation

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2013 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,393,698	40.57	10,507,290

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	7,393,698	40.57	10,507,290

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2011	703,861,065	7,093,124	4,388,112	970,018	1.01	1.63	0.14

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Dec. 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27

Feb. 25, 2014	707,482,943	9,644,358	8,215,001	2,292,289	1.36	2.52	0.32

2014 Management information circular -- 101

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2013		Annual benefits payable

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Russell K. Girling	18.00	717,000	1,261,000	10,680,000	217,000	65,000	10,962,000

Donald R. Marchand	19.92	240,000	402,000	3,485,000	476,000	21,000	3,982,000

Alexander J. Pourbaix	18.00	365,000	709,000	5,169,000	204,000	(208,000)	5,165,000

Gregory A. Lohnes	20.33	300,000	412,000	4,763,000	154,000	131,000	5,048,000

Karl Johannson	18.00	170,000	291,000	3,216,000	142,000	37,000	3,395,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•
Mr. Lohnes continued to accrue credited service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were based on one U.S. dollar equal to one Canadian dollar, and included both the U.S. base salary and annual short-term incentive award up to the pre-established maximum amount.

•
Annual benefits payable at year end is the annual lifetime benefit, based on the years of credited service and the actual pensionable earnings history.

•
Annual benefits payable at age 65 is the annual lifetime benefit at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history.

•
Opening and closing present value of defined benefit obligation is at December 31, 2012 and December 31, 2013, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2012 and 2013 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2013, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $304 million at December 31, 2013. The current service costs were approximately $7 million and the interest costs were approximately $12 million for a total of $19 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.

You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2013 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

102 -- TransCanada Corporation

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date. If we require the named executive to comply with the provision, we will pay him an amount equal to the base salary as of the separation date plus the average bonus paid to him for the three years preceding the separation date.

Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

•
a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance
•
a security plan that provides a safety net if there are significant medical expenses, and
•
life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The employee stock plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

2014 Management information circular -- 103

Compensation on termination
The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the

	Death	number of months in the current year prior to the separation date.

ESUs	Resignation	Vested units are paid out, unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

	Termination without cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

104 -- TransCanada Corporation

Stock options (cont'd)	Retirement	Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

Pension	Resignation

Termination without cause

	Termination with cause	Paid as a commuted value or monthly benefit according to the DB Plan, the supplemental plan, or both, as applicable.

	Retirement	For termination without cause, credited service is provided for the applicable notice period.

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits.

	Termination with cause	Coverage ends, or retiree benefits begin if eligible.

	Retirement	Retiree benefits begin.

	Death	Coverage ends, or retiree benefits begin for a designated beneficiary if eligible.

Perquisites	Resignation	Payments end.

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Other	Resignation	–

	Termination without cause	Outplacement services.

	Termination with cause	–

	Retirement	–

	Death	–

Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•
The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•
Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•
The notice period is two years for each named executive.

2014 Management information circular -- 105

Change of control
Under the terms of the employment agreements, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 20% of TransCanada's voting shares (employment agreements renewed or entered in 2013 or later will be amended to change the threshold to more than 50% of TransCanada's voting shares), or
•
more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

Other events can also constitute a change of control.

The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control:

Notice period
The notice period for each named executive is normally two years. If there is a change of control and the CEO is terminated by TransCanada within two years, his notice period is three years.

ESUs
All unvested ESUs are deemed vested and are paid out as a single, lump-sum cash payment if the named executive is terminated without cause and his separation date is within two years of a change of control.

Stock options
There is an accelerated vesting of stock options following a change of control.

The committee can use its discretion to accept or reject an agreement relating to the unvested stock options with the acquiring entity. If the committee rejects an agreement, there is accelerated vesting of any outstanding unvested stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

Pension
A pensionable service credit for the applicable notice period is provided at the separation date rather than at the end of the notice period if the named executive's separation date is within two years of a change of control.

106 -- TransCanada Corporation

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2013 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Without termination ($)	Termination without cause ($)

Russell K. Girling	–	15,844,598	6,350,662	11,845,997	13,945,976	25,581,775

Donald R. Marchand	–	4,426,876	1,421,517	2,713,600	3,042,626	5,945,274

Alexander J. Pourbaix	–	9,177,409	3,932,908	6,724,357	7,345,480	12,344,148

Gregory A. Lohnes	–	4,752,357	2,002,431	3,393,642	3,662,367	7,037,293

Karl Johannson	–	4,028,635	1,222,736	2,099,732	2,234,559	5,001,358

Notes

•
If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,800,008
Mr. Marchand	993,337
Mr. Pourbaix	1,721,667
Mr. Lohnes	1,110,000
Mr. Johannson	947,508

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
The amounts from share-based compensation include the following assumptions for some separation events:

  Payouts of outstanding 2011 ESU awards

  •
  include additional units from reinvested dividends up to and including the fourth quarter of 2013, based on $48.55, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2013

  •
  the performance multiplier as determined by the committee and the Board.

  Accelerated vesting of stock options

  •
  any incremental gain due to accelerated vesting

  •
  the difference between the exercise price and $48.54, the 2013 year-end closing price of TransCanada shares on the TSX.

•
ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•
The column Without termination under With a change of control amounts reflect the incremental gain due to the accelerated vesting of ESUs and stock options.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

2014 Management information circular -- 107

Other information

LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•
former executives or directors of TransCanada or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.

The current policy has a combined limit of U.S.$200 million for personal (Side A) and corporate indemnity coverage (Side B). A stand alone Side A policy is also purchased with a limit of U.S.$50 million for losses TransCanada cannot indemnify directors and officers by law or otherwise. Side A claims require no deductible while a $5 million deductible is applied to Side B claims.

TransCanada paid a total premium of approximately U.S.$2.1 million for the 2013-2014 insurance program.

ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2013 AIF and 2013 Annual report from our Corporate Secretary:

TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805

For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).

You can find more information about TransCanada on our website and on SEDAR (www.sedar.com).

108 -- TransCanada Corporation

Appendix A
Charter of the Board of Directors

I. INTRODUCTION

A.
The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.
The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A.
Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.
The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

C.
Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)
planning its composition and size;
ii)
selecting its Chair;

iii)
nominating candidates for election to the Board;
iv)
determining independence of Board members;
v)
approving committees of the Board and membership of directors thereon;
vi)
determining director compensation; and
vii)
assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources
The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;
ii)
approving a position description for the CEO;
iii)
reviewing CEO performance at least annually, against agreed-upon written objectives;
iv)
approving decisions relating to senior management, including the:
a)
appointment and discharge of officers of the Company and members of the senior executive leadership team;
b)
compensation and benefits for members of the senior executive leadership team;
c)
annual corporate and business/functional and individual performance objectives utilized in determining incentive compensation or other awards to officers; and
d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.
v)
taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi)
the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;
vii)
approving certain matters relating to all employees, including:
a)
the annual salary policy/program for employees;
b)
new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and
c)
material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

2014 Management information circular -- 109

C. Strategy and Plans
The Board has the responsibility to:

i)
participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
ii)
approve capital commitment and expenditure budgets and related operating plans;
iii)
approve financial and operating objectives used in determining compensation;
iv)
approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v)
approve material divestitures and acquisitions; and
vi)
monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D. Financial and Corporate Issues
The Board has the responsibility to:

i)
take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;
ii)
monitor operational and financial results;
iii)
approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
iv)
approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v)
declare dividends;
vi)
approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii)
recommend appointment of external auditors and approve auditors' fees;
viii)
approve banking resolutions and significant changes in banking relationships;
ix)
approve appointments, or material changes in relationships with corporate trustees;
x)
approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi)
approve spending authority guidelines; and
xii)
approve the commencement or settlement of litigation that may have a material impact on the Company.

E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
ii)
review reports on capital commitments and expenditures relative to approved budgets;
iii)
review operating and financial performance relative to budgets or objectives;
iv)
receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures
The Board has responsibility to:

i)
monitor compliance with all significant policies and procedures by which the Company is operated;
ii)
direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)
provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and
iv)
review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:

i)
take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii)
approve interaction with shareholders on all items requiring shareholder response or approval;
iii)
take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)
take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

110 -- TransCanada Corporation

v)
take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi)
report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Board is responsible for:

i)
directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii)
approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii)
approving the Company's legal structure, name, logo, mission statement and vision statement; and
iv)
performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

2014 Management information circular -- 111

Appendix B
Non-GAAP measures

In our disclosure, we report on the following non-GAAP measures as certain key financial metrics and performance goals:

•
EBITDA
•
EBIT
•
Funds generated from operations
•
Comparable earnings
•
Comparable earnings per common shares
•
Comparable EBITDA
•
Comparable EBIT

These measures do not have a standardized meaning under U.S. generally accepted accounting principles (GAAP) and, where applicable, Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook and may, therefore, not be comparable to similar measures used by other companies.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgment and make informed decisions to identify specific items to exclude, some of which may occur again.

USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2013 MD&A for:

•
a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash from operations, in the Cash from operating activities table in the Financial condition section.

CALCULATING THE MEASURES

EBITDA and EBIT
We use EBITDA as an approximate measure of our pre-tax operating cash flow. It measures our earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments. EBIT measures our earnings from ongoing operations and is a better measure of our performance and an effective tool for evaluating trends in each segment. It is calculated in the same way as EBITDA, less depreciation and amortization.

Funds generated from operations
Funds generated from operations includes net cash provided by operations before changes in operating working capital. We believe it is a better measure of our consolidated operating cashflow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period.

Comparable measures
We calculate the comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.

Comparable measure	Original measure

comparable earnings	net income attributable to common shares

comparable earnings per common share	net income per common share

comparable EBITDA	EBITDA

comparable EBIT	EBIT

Our decision not to include a specific item is subjective and made after careful consideration. These may include:

•
certain fair value adjustments relating to risk management activities
•
income tax refunds and adjustments
•
gains or losses on sales of assets
•
legal and bankruptcy settlements
•
impact of regulatory or arbitration decisions relating to prior year earnings, or
•
write-downs of assets and investments.

We calculate comparable earnings by excluding the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.

112 -- TransCanada Corporation

TransCanada
In business to deliver

RESPONSIBILITY

VISION

COLLABORATION

INTEGRITY

VALUES

INNOVATION

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

CDP
DRIVING SUSTAINABLE ECONOMIES

Printed in Canada March 2014

RESPONSIBILITY VALUES INNOVATION INTEGRITY COLLABORATION VISION To be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage. Printed in Canada March 2014